
03057194

ARS


RECEIVED
APR 25 2003
WASH, D.C.
184
SECTION

P.E. 12-31-02



Pain Therapeutics, Inc.

Annual Report 2002

Can we conquer pain?

Pain Therapeutics, Inc. is a medical research company based outside of San Francisco, California. We specialize in the development of novel

Can we conquer pain?

---

proprietary opioid drugs ('narcotic painkillers'). The target market for Oxytrex™, our lead drug candidate, exceeds $1.5 billion in the U.S.


REMI BARBIER, PRESIDENT AND CEO

Dear Shareholder

This is an extraordinary time to be part of Pain Therapeutics. Exciting clinical progress is being made, while at the same time we are dissecting the cellular mechanisms that underlie the actions of our drugs. Existing opioid drugs (sometimes called 'narcotic painkillers') are often only partially effective at best, yet the market for these drugs continues to grow. Growing use is leading to greater diversion problems and higher abuse potential. An increasing elderly population is experiencing painful conditions, such as severe osteoarthritic pain, which may benefit from the chronic use of opioid drugs. Within this maelstrom of change Pain Therapeutics is developing the next generation of opioid drugs.

Most opioid drugs in use today are related to morphine. Morphine was first isolated from the poppy plant in 1865. Since then, there have been few drug innovations for the treatment of severe pain. We at Pain Therapeutics are developing the next generation of opioid drugs to close a 138-year gap in drug therapy. We are developing drugs to conquer pain.

Normally, this is my favorite time of the year. This is when I can brag about our hard-working employees, salute shareholders for their infinite patience, highlight management's performance and predict great things ahead for the future of Pain Therapeutics, Inc.

What a difference a year makes. Despite much technical progress, 2002 marks the year when the entire biopharmaceutical industry was thrown into a state of uncommon disarray. The boundless optimism of prior years mellowed. Share prices fell. Confusion and uncertainty reigned.

In this Letter to Shareholders, I will examine how these themes relate to your Company. More importantly, I will outline what we're doing to win despite a tough environment. I will even make the case that confusion creates opportunity. But before doing so, I would like to highlight the progress of Pain Therapeutics in 2002.

Steady Progress in 2002

We started the year 2002 with several drug candidates in the pipeline. By year-end, we had prioritized the pipeline in order to focus on the development of our lead candidate, Oxytrex™. We did this in order to maintain a long-term view of our cash reserves, which stood at a comfortable level of $50 million as of December 31, 2002.

In 2002, sales of oxycodone in the United States exceeded $1.5 billion, an increase of over 15 percent from the prior year. If approved by the FDA, we believe our Oxytrex™ drug has the potential to compete with oxycodone in the marketplace. This is one reason why Oxytrex™ became our lead candidate.

While it's nice to have a drug with such potential in the pipeline, the impetus for us to develop Oxytrex™ is not driven entirely by market considerations. In fact, we see a confluence of compelling reasons to develop Oxytrex™. Foremost, we see clinical need. Oxycodone is widely used by patients with severe chronic pain. Yet we also know this drug often provides inadequate pain relief. Or sometimes the pain relief is adequate but the drug's side effects are unbearable. Tolerance (meaning more and more drug is needed over time to achieve the same level of pain relief), nausea, vomiting, withdrawal effects, constipation, or other ill effects can be part of the drug regimen. In addition, oxycodone continues to be associated with unacceptably high social costs. In 2002, for example, the Drug Enforcement Agency linked certain forms of oxycodone to widespread patterns of illicit use. Several alternatives to oxycodone do exist but these alternative drugs, such as morphine, are often as problematic as oxycodone itself.

☑ The industry will continue to deliver novel drugs, but in starts and fits rather than in a straight line.

We know two things for certain: first, that physical pain remains a fact of life for millions of people around the world. Second, we know that conventional painkillers are ineffective for many people with severe, chronic pain. We also know that the U.S. market for opioid drugs is very large and grew over 10 percent in 2002.

MAINTAINING A LONG-TERM VIEW

These certainties drive the mission of Pain Therapeutics, which, simply stated, is to develop and commercialize novel drugs to conquer pain. Since inception, our vision has never swayed from this singular mission.

  

In 2002 we made steady clinical progress while being careful to maintain our cash reserves. Our cash requirements in 2002 were actually lower than expected. Our net loss for the year—$16 million—came in well below expectations. We did this by asserting tight fiscal discipline across the organization while maintaining clinical momentum.

We will build on the lessons of 2002 by giving careful thought to where our resources can usefully be applied in 2003 and beyond. Like all companies, we cannot afford to pursue all research avenues simultaneously. Our clinical goals in 2002 were aligned to our resources. We met these goals last year and plan to do the same in 2003.

Our lead candidate

  

☑ As managers, our job is to deliver steady progress in an unsteady environment.

The Case For Innovation

Clearly, 2002 was a year of steady progress for Pain Therapeutics. Our progress occurred, however, during one of the worst imaginable years for the biopharmaceutical industry.

The modern biopharmaceutical industry was launched 25 years ago on a bet that biology could be used to improve the health of millions of people. By and large, that bet has been won. Dozens of small firms, financed by patient investors, have developed and gained approval for countless new drugs. Innovative new drugs have saved million of lives, and have improved the quality of life for millions of patients.

In a perfect world drug innovation is rational, steady and frequent. In practice, the biopharmaceutical industry works in cycles. We think the industry will continue to deliver novel drugs, but in starts and fits rather than in a straight line. And its investment appeal comes and goes with rhythmic regularity. As managers, our job is to deliver steady progress in an unsteady environment.

The current cycle comes at a time when so many small medical research boutiques are in final phases of testing innovative new drugs, which is the most expensive phase of drug development. To further the irony, the research productivity of giant drug companies continues its long decline at a time when small companies have become wellsprings of innovation.

There are useful lessons here. First, Pain Therapeutics will thrive by developing innovative new drugs that solve unmet medical needs. We believe our vision of developing better painkillers for people with severe, chronic pain fits the bill. Second, we have no desire to look back on the heady days of yesterday. Our value is in the future. Our plan is to execute against our milestones and to win FDA approval for our drugs. These are the visible triumphs that create value. Third, we will

☑ ☑ ☑ ☑

manage our business against a long-term plan. We will neither ignore nor react to the periodical tidal changes that rock the biopharmaceutical industry. Last, the current cycle tells a message: focus on core programs and conserve cash. In 2002, we did both.

Trust, and How We'll Sustain It

In 2002, Pain Therapeutics made steady progress during a Winter of discontent in the biopharmaceutical industry. We suffered as the industry suffered. As the year 2003 unfolds, our industry appears to be drifting into a silent Spring. Small medical research companies continue to suffer the slings and arrows of an indifferent public. Large drug companies continue to suffer empty pipelines. Through it all, however, we firmly believe that big and small drug companies can't exist without each other. The success of both hinges on the development and commercialization of novel drugs, such as Oxytrex™.

Finally, the strength of Pain Therapeutics lies in its ability to attract the best, the brightest and the hardest working minds. We took care to retain top performers and innovators in 2002. We plan to do the same in 2003.

We will continue to develop novel drugs to conquer pain. My colleagues and I thank you for sharing this vision.

Respectfully,

Remi Barbier

Remi Barbier
Chairman of the Board
President and Chief Executive Officer
Shareholder

☑ Our products will find eager markets as baby-boomers age.

☑ ☑ ☑ ☑

Over the last 25 years, biopharmaceutical companies have expanded through every economic downturn. In 2002, the Nasdaq Biotech Index fell 44 percent, yet small drug companies won over 20 FDA approvals and attracted over $11 billion in new investments to develop novel drugs.

Progress

EXECUTING AGAINST OUR MILESTONES

We believe many of these products will find eager markets as baby-boomers age. We believe medical research companies that are developing novel drugs such as Pain Therapeutics, Inc., will become an economic force in the coming years.

  

Management Team



Grant Schoenhard, Ph.D.



Edmon Jennings



Nadav Friedmann, Ph.D., MD



Peter Roddy



Remi Barbier

OFFICERS AND BOARD OF DIRECTORS

OFFICERS

Remi Barbier
Chairman of the Board
President and Chief Executive Officer

Nadav Friedmann, Ph.D., MD
Chief Operating Officer

Edmon Jennings
Chief Commercialization Officer

Peter Roddy
Chief Financial Officer

Grant Schoenhard, Ph.D.
Chief Scientific Officer

BOARD OF DIRECTORS

Remi Barbier
Chairman of the Board
President and Chief Executive Officer
Pain Therapeutics, Inc.

Nadav Friedmann, Ph.D., MD
Chief Operating Officer
Pain Therapeutics, Inc.

Robert Gussin, Ph.D.[1][2]
former Chief Scientific Officer
Johnson & Johnson

Michael O'Donnell, Esq.
Partner
Wilson Sonsini Goodrich & Rosati

Sanford Robertson[1][2]
Partner
Francisco Partners

Richard Stevens, CPA[1]
Founder and Managing Director
Hunter Stevens LLC

(1) Member of the Audit Committee
(2) Member of the Compensation Committee



Pain Therapeutics, Inc.

Form 10-K

CORPORATE DIRECTORY

CORPORATE HEADQUARTERS

416 Browning Way
South San Francisco, California 94080
650-624-8200
http://www.paintrials.com

GENERAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Professional Corporation

INDEPENDENT AUDITORS

Ernst & Young LLP

REGISTRAR AND TRANSFER AGENT

Communications concerning transfer requirements, certificate exchanges, lost certificates, changes of address and name changes should be directed to the Transfer Agent:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-356-2017

FORM 10-K

A copy of our Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained without charge upon request to Investor Relations.

INVESTOR RELATIONS AND SHAREHOLDER INQUIRIES

Shareholders, security analysts, investment professionals, interested investors, and the media should direct their inquiries to:

Investor Relations
416 Browning Way
South San Francisco, California 94080
650-624-8200
http://www.paintrials.com
investor-relations@paintrials.com

STOCK INFORMATION

Our common stock trades on the Nasdaq Stock Market® under the symbol PTIE. No dividends have been paid on the common stock to date and we do not anticipate paying dividends in the foreseeable future. On February 28, 2003 there were 89 holders of record of our common stock.

PRICE RANGE OF COMMON STOCK

The following table lists the high and low reported sales prices for our common stock as reported on the Nasdaq Stock Market®.

	2002		2001	
Quarter	High	Low	High	Low
First Quarter	$10.61	$7.46	$15.75	$6.75
Second Quarter	$12.12	$6.10	$10.94	$5.40
Third Quarter	$10.00	$3.86	$ 8.24	$5.91
Fourth Quarter	$ 4.76	$2.00	$ 9.25	$5.30

ANNUAL MEETING

Our Annual Meeting of Stockholders will be held at 10:00 a.m. Pacific Time on May 29, 2003 at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California.

This Annual Report contains forward-looking statements that include risks and uncertainties. Examples of such statements include, but are not limited to, statements relating to the clinical status, the potential benefits, or the size of the potential market for our drug candidates. These statements involve risks and uncertainties associated with our business. You are cautioned not to rely on such statements as our actual performance may differ. For a full description of our business and its associated risks and uncertainties, please refer to the attached Form 10-K for the year ended December 31, 2002.



Pain Therapeutics, Inc.

Pain is no evil unless it conquers us.

-George Eliot



Pain Therapeutics, Inc.

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www.paintrials.com

416 Browning Way South San Francisco California 94080

t 650.624.8200 f 650.624.8222

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT UNDER SECTION 13 or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-29959

Pain Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**91-1911336**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

Remi Barbier
President and Chief Executive Officer
416 Browning Way
South San Francisco, CA 94080
(650) 624-8200
(Address, including zip code, or registrant's principal executive offices and telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12-b-2 of Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $102,050,094, computed by reference to the last sales price of $8.36 as reported by the Nasdaq National Market System, as of the last business day of the Registrant's most recently completed second fiscal quarter, June 28, 2002.

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $17,187,965 as of February 28, 2003, based upon the closing price on the Nasdaq National Market reported for such date. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose. The number of shares outstanding of the Registrant's common stock on February 28, 2003 was 27,200,508 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed with the Securities and Exchange Commission, are incorporated by reference to Part III of this Form 10-K Report.

PAIN THERAPEUTICS, INC.

FORM 10-K
INDEX

PART I

Our business is subject to numerous risks and uncertainties. See "Risk Factors."

This document contains forward-looking statements that are based upon current expectations that are within the meaning of the Private Securities Reform Act of 1995. It is the Company's intent that such statements be protected by the safe harbor created thereby. Forward-looking statements involve risks and uncertainties and our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Examples of such forward-looking statements include, but are not limited to: statements about future operating losses and anticipated operating and capital expenditures; statements about the potential benefits of our drug candidates; statements relating to the timing or anticipated results of our clinical development of its drug candidates; the size of the potential market for our products, upcoming announcements by the Company; statements relating to the utility of our intellectual property; statements about expected future sources of revenue and capital; statements about potential competitors or products; statements about future market acceptance of our drug candidates; statements about expenses increasing substantially or fluctuating; statements about future expectations regarding trade secrets, technological innovations, licensing agreements and outsourcing of certain business functions; statements about future non-cash charges related to option grants; statements about anticipated hiring; statements about the sufficiency of our current resources to fund our operations over the next twelve months; statements about increasing cash requirements; statements about future negative operating cash flows; statements about fluctuations in our operating results; statements about potential additional applications of our technology; and statements about development of our internal systems and infrastructure.

Such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company's drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug candidates that could slow or prevent product approval (including the risk that current and past results of clinical trials are not indicative of future results of clinical trials), the uncertainty of patent protection for the Company's intellectual property or trade secrets, potential infringement of the intellectual property rights or trade secrets of third parties and the Company's ability to obtain additional financing if necessary. In addition such statements are subject to the risks and uncertainties discussed in the "Risk Factors" section and elsewhere in this document.

Item 1. *Business*

Overview

Pain Therapeutics, Inc., is developing a new generation of opioid painkillers with improved clinical benefits. We believe our drugs will offer enhanced pain relief and reduced tolerance/physical dependence or addiction potential compared to existing opioid painkillers. If approved by the Food and Drug Administration, or FDA, we believe our proprietary drugs could replace certain existing opioid painkillers commonly used to treat moderate to severe pain. The Company was incorporated in Delaware in May 1998.

Industry Background

Clinical Pain

Clinical pain is any unpleasant sensation that occurs as a result of injury or disease. Pain can have a protective role by warning of imminent or actual tissue damage, which can help prevent additional injury. Pain can also trigger a biological response that helps to preserve or regenerate damaged tissue. In this respect, pain is usually a normal, predictable response to events such as surgery, trauma and illness.

Types of Pain and Pain Relief

Drugs are often used to reduce or eliminate pain, especially when the pain is severe. The type of drug used to relieve pain depends on both the severity and the duration of the pain. Pain can be classified into three categories of severity:

Mild Pain. Almost everyone experiences mild pain, such as headaches or joint pain, at one time or another. People typically treat mild pain with over-the-counter drugs such as aspirin and acetaminophen.

Moderate Pain. Pain resulting from minor surgery or arthritis are examples of moderate pain. Physicians typically prescribe opioid painkillers to treat moderate pain. Opioid painkillers come in three varieties: weak opioids, strong opioids and synthetic opioids. Weak opioids such as hydrocodone or codeine are generally used to treat patients with moderate pain.

Severe Pain. Patients experiencing severe pain often suffer from a serious underlying illness, such as advanced stages of arthritis or cancer. Severe pain can also result from major surgery, nerve damage or undetermined causes. Patients experiencing severe pain often require a strong opioid, such as morphine or oxycodone, to achieve adequate pain relief.

Pain can also be classified in terms of its duration as either acute or chronic. Acute pain, such as pain resulting from knee surgery, is brief and rarely results in long-term consequences. Most acute pain subsides within hours, days or weeks. Chronic pain persists long after an injury has healed, and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain, and pain resulting from advanced arthritis. The effect of chronic pain tends to be more pervasive than that of acute pain. Chronic pain often affects a patient's mood, personality and social relationships. As a result, a patient with chronic pain commonly suffers from both their state of physical pain as well as a general decline in their quality of life.

In general, the more severe or chronic the pain, the more likely an opioid painkiller will be prescribed to treat the pain. The following diagram illustrates the types of pain which physicians typically treat with opioid painkillers:


USE OF OPOID PAINKILLERS
Acute Pain
Chronic Pain
Trauma
SEVERE PAIN
Cancer
Minor surgery
MODERATE PAIN
Arthritis
Sprained ankle
MILD PAIN
Headache

Pain Management Market

The medical effort to treat pain, known as pain management, addresses a large market. Clinical pain is a worldwide problem with serious health and economic consequences. For example, in the United States:

- medical economists estimate that the effects of pain result in approximately $100 billion of costs annually, including costs associated with an estimated 515 million lost work days;
- according to the National Institutes of Health, approximately 40 million people are unable to find relief from their lower back pain;
- more than 30 million people suffer chronic pain for which they visit a doctor;

• approximately one million cancer patients are unable to find relief from pain at any given time; and

• an estimated 10% of the more than 200,000 AIDS patients suffer severe pain.

Drugs are the key element in the treatment of pain. The worldwide market for pain drugs totals over $13.0 billion. In the United States and Western Europe the corresponding market for pain drugs totals over $9.0 billion. The pain management market has grown significantly in recent years and is expected to continue to grow significantly. The U.S. market for prescription pain drugs has grown by approximately 15% per year during the past five years due to a number of factors, including:

• an aging population;

• patients' demand for effective pain relief;

• increasing recognition of the therapeutic and economic benefits of effective pain management by physicians and healthcare providers and payers; and

• longer survival times for patients with painful chronic conditions, such as cancer and AIDS.

This accelerating growth rate appears to be attributable in part to recent innovations in the treatment of mild pain. For example, COX-2 inhibitors, which are non-opioid prescription pain relievers, were launched in 1999 and achieved first-year sales exceeding $1.0 billion. COX-2 inhibitors have fewer side effects than aspirin, and sell for more than twenty times the price of aspirin. The success of COX-2 inhibitors demonstrates the potential for rapid market acceptance and premium pricing of pain products that offer reduced side effects.

There have been few scientific innovations in the area of opioid painkillers since morphine was discovered in 1865. Sales of opioid painkillers in the United States consist primarily of older off-patent pain drugs, such as morphine and oxycodone.

Approximately 90% of U.S. patients who receive opioids are treated on an outpatient basis. A portion of these patients receives care at one of the 3,400 specialty pain programs. We believe the number of pain treatment centers in the United States allows for focused distribution channels for pain management products. This market structure permits midsize pharmaceutical companies to market and sell pain products cost-effectively.

Opioid Drugs

The history of opium use dates back more than 3,000 years. Today, the use of opioid drugs to treat patients with moderate to severe pain is widely accepted throughout the world. Caregivers prescribe opioid drugs because they have an extensive clinical history, are easy to use and are available in a variety of doses and formulations. Physicians prescribe a variety of strong, weak and synthetic opioids to manage patients' pain. Overall, sales of opioid painkillers in the U.S. totaled over $3.0 billion in 2000, including:

Opioid Drug Segments

Market Segment	Typical Use	Examples	Representative Brand	2000 U.S. Sales (In millions)
Strong Opioids	Cancer pain	Morphine and oxycodone	MS Contin®, Oxycontin®, Duragesic® and others	$2,000
Weak Opioids......	Outpatient surgery	Hydrocodone and codeine	Vicodin®, Vicoprofen®, and others	500
Synthetic Opioids ..	Back pain	Tramadol	Ultram®	500

Patients experiencing acute pain require fast acting, short-lived opioids and rapid delivery. The most common acute use of opioids is post-surgical pain. Opioid drugs used to treat acute pain include intravenous morphine and hydrocodone, which provide rapid pain relief.

In contrast, patients experiencing chronic severe pain often require long-term, regular use of opioid drugs. Because rapid dose adjustments are often not necessary, patients experiencing chronic pain typically use opioid drugs in sustained release formulations. Such formulations include fentanyl patches and, sustained release morphine or oxycodone. Although curing chronic pain is possible, it is infrequent. The aim of using opioid drugs for patients with chronic pain is to decrease pain and suffering while improving overall physical and mental functions.

Shortcomings of Current Pain Management

Despite widespread clinical use of opioids, pain management remains less than optimal. At all doses, opioid painkillers have significant adverse side effects that limit their usefulness. Adverse side effects include: respiratory depression, nausea, vomiting, dizziness, sedation, mental clouding, constipation, urinary retention and severe itching.

In addition, chronic use of opioid painkillers can lead to the need for increasing dosage, and potentially, addiction. Concerns about addiction often influence clinicians to prescribe less than adequate doses of opioids. Many patients dislike the adverse side effects of opioid treatment and voluntarily take less than the prescribed dosage.

In all cases, however, patients and clinicians must reach an appropriate balance between pain relief and adverse side effects. In addition, patients often use a process of trial and error with different opioids to identify an opioid that yields the optimal balance between pain relief and adverse side effects. Some patients may even prefer to endure pain rather than to withstand the side effects of opioid therapy. As a result, many patients are seriously under-treated and may be suffering from pain unnecessarily. In particular, infants and children receive disproportionately fewer and lower doses of opioid painkillers than adults.

Historically, there have been few scientific innovations with the opioid painkillers used to treat moderate to severe pain. To date, product innovations have focused on increasing convenience, rather than improving clinical benefits. For example, novel dosing or delivery systems make it more convenient for patients to use opioid drugs, but these more convenient formulations neither enhance pain relief nor reduce adverse side effects.

Our Solution

We are developing a new generation of drugs that address the shortcomings of existing opioid painkillers. We believe our drugs will offer enhanced pain relief or reduced tolerance/physical dependence or addiction potential as compared to many of today's commonly prescribed opioid painkillers.

If approved by the FDA, we believe our drugs could replace many commonly used opioid painkillers. We also believe our drugs could be used in chronic pain cases where physicians have been reluctant to prescribe opioid painkillers due to concerns about adverse side effects or addiction.

Our product candidates use a novel technology developed at Albert Einstein College of Medicine. Our technology combines very low doses of opioid antagonists with standard opioid painkillers. We believe that the addition of a low dose of an opioid antagonist to opioid painkillers has an unexpected and beneficial effect. We believe that this effect includes enhancing potency or attenuating tolerance/physical dependence or addiction potential.

Strategy

Our goal is to build a leading specialty pharmaceutical company in pain management. We intend to achieve this goal by:

Building a Drug Franchise in Pain Medications. We intend to develop drugs that we believe may have broad use for patients with moderate to severe pain where the use of an opioid painkiller is appropriate. We believe this approach may help alleviate physicians' current tendency to under-prescribe opioid painkillers.

Focusing on Clinical Development and Late Stage Products. We believe that our clinical development focus will enable us to generate product revenues earlier than if we were discovering and developing new chemical entities.

Retaining Significant Rights. We currently retain worldwide commercialization rights to all of our technology and pain management product candidates in all markets and indications. In general, we intend to independently develop our product candidates through late-stage clinical trials. As a result, we expect to capture a greater percentage of the profits from drug sales than we would if we outlicensed our drugs earlier in the development process. In market segments that require large or specialized sales forces, such as the market for oxycodone products, we may seek sales and marketing alliances with third parties. We believe that such alliances will enable us to commercialize our drugs rapidly and cost-effectively.

Using Our Technology to Develop Multiple Drugs for Both Pain and Non-Pain Indications. We are initially focusing our efforts on developing opioid painkillers. However, we believe our technology can be broadly applied to additional segments of the pain market, as well as non-pain indications.

Outsourcing Key Functions. We intend to continue to outsource preclinical studies, clinical trials, formulation and manufacturing. We believe outsourcing will produce significant timesavings and allow for more efficient deployment of our resources.

Products in Development

We have several proprietary drug candidates in various stages of clinical testing. Certain drug candidates consist of a combination of opioids. The first component is an opioid agonist, such as oxycodone. The second component is an opioid antagonist, such as naltrexone or naloxone. Adding an antagonist to an agonist at usual clinical doses blocks the action of the agonist. This effect is clinically useful, for example, to reverse heroin overdose. At a very low-dose, however, studies indicate that this effect is different: a very low-dose of an opioid antagonist can enhance pain relief and attenuate the development of tolerance or addiction. Our technology takes advantage of this effect by combining opioid agonists with low doses of opioid antagonists. Company sponsored research and development expenditures were $12.6 million, $11.7 million and $11.4 million in 2000, 2001 and 2002, respectively.

Our trials are designed to produce clinical information about how our painkillers perform compared to placebo and existing opioid drugs. We plan to test each of our products in several clinical settings of pain in order to support a broad approval by the FDA for use of the drug for the relief of moderate to severe acute or chronic pain. FDA guidelines recommend that we demonstrate efficacy of our new painkillers in more than one clinical presentation of pain, such as post-operative pain, arthritis pain or generalized lower back pain. Because clinical models differ in their sensitivity to detect pain, we expect to complete studies in multiple clinical models of pain. We have designed most clinical trials to date as randomized, double-blind, placebo-controlled, dose-ranging studies. A randomized study is one in which patients are randomly assigned to the various study treatment arms. A double-blind study is one in which the patient, the physician and the Company's study monitor are unaware if the patient is receiving placebo or study drug in order to preserve the integrity of the trial and reduce bias. A placebo-controlled study is one in which a subset of patients is purposefully given inactive medication.

Oxytrex™

Oxytrex™ is the brand name for our next generation version of immediate release oxycodone. In 2002, sales of various formulations of oxycodone exceeded $1.0 billion in the U.S. The principal use of oxycodone is the treatment of patients suffering from chronic moderate to severe pain, such as chronic lower back pain. Oxytrex™ consists of a proprietary combination of immediate release oral oxycodone plus low-dose naltrexone. We are developing Oxytrex™ to treat patients with moderate to severe pain in a chronic setting. If the FDA approves Oxytrex™, we believe it could be an effective substitute for immediate release oral oxycodone.

We have conducted preclinical and clinical studies of Oxytrex™. In October 2002, we announced the completion of a 14-day multi-dose study of Oxytrex™ in patients with chronic pain due to osteoarthritis. The results from this study indicated that no serious health consequences resulted from the various dosage forms of Oxytrex™.

We are currently enrolling patients in a 21-day Phase II study of Oxytrex™ in patients with severe osteoarthritic pain. We expect to complete patient enrollment in this study in the second quarter of 2003. Clinical data from this study is expected to support further clinical studies of Oxytrex™, including the planned initiation of a Phase III clinical trial using Oxytrex™.

In the second quarter of 2003, we plan to initiate enrollment in a multi-center, double-blind, active and placebo controlled Phase III study of Oxytrex™ in patients with non-malignant, documented severe chronic low back pain. We expect patient enrollment in this trial to occur over approximately 12 months. All patients who successfully enroll in this study will receive Oxytrex™, oxycodone alone or placebo for 12 weeks following an initial titration.

We believe we have produced sufficient clinical materials necessary to complete a planned Phase III clinical trial of Oxytrex™. We rely on a limited number of third-party manufacturers to formulate, manufacture, fill, label, ship and store Oxytrex™.

FDA guidelines recommend that we demonstrate efficacy of our new painkillers, including Oxytrex™, in more than one clinical model of pain. We plan to continue to design and conduct clinical trials to demonstrate the safety and efficacy of Oxytrex™ in different clinical settings of pain.

Other Product Candidates

We have several other opioid painkillers in various stages of Phase II clinical testing.

MorViva™

MorViva™ is the brand name for our next generation version of morphine. The principal use of morphine is the treatment of patients suffering from acute severe pain, such as pain that follows major surgery or trauma. We have both oral and injectable versions of MorViva™ on file with the FDA under separate investigational new drug applications, or INDs. Oral MorViva™ consists of a proprietary combination of morphine plus low-dose naltrexone. Injectable MorViva™ consists of a proprietary combination of morphine plus low-dose naloxone. We are currently developing MorViva™ on a limited basis in an effort to conserve cash.

PTI-701

PTI-701 is a next generation version of hydrocodone. In the United States, all oral hydrocodone products for pain are sold in combination with acetaminophen. PTI-701 is a proprietary combination of hydrocodone, acetaminophen and low-dose naltrexone. We conducted no significant clinical activities with regard to PTI-701 in 2002 in an effort to conserve cash.

PTI-601

PTI-601 is a next generation version of tramadol. PTI-601 is a combination of tramadol and low-dose naltrexone. Tramadol is principally used to treat patients with acute or chronic moderate pain, such as arthritis pain. We conducted no significant clinical activities with regard to PTI-601 in 2002. We are currently developing PTI-601 on a limited basis in an effort to preserve cash.

PTI-901

We believe the use of low-dose opioid antagonists, either alone or in combination with existing opioid drugs, may have clinical applications beyond our current product candidates. We believe that our technology can be broadly applied to additional segments of the pain market, as well as non-pain indications. For example, we are currently enrolling patients with irritable bowel syndrome, a gastro-intestinal disorder, in a 50 patient pilot clinical study in Israel under a United States Investigational New Drug application. This pilot study uses PTI-901, a propriety drug to assess safety and efficacy parameters over a 4-week treatment period and during a subsequent follow-up period.

Manufacturing

We have no manufacturing facilities. We have entered into agreements with and rely upon qualified third parties for the formulation and manufacture of our clinical supplies. These supplies and the manufacturing facilities must comply with U.S. Drug Enforcement Agency, or DEA, regulations and current good manufacturing practices, or GMPs, enforced by the FDA and other government agencies. We plan to continue to outsource all formulation and manufacturing and related activities.

We have produced sufficient clinical materials to complete a planned Phase III clinical trial of Oxytrex™. We rely on a limited number of third-party manufacturers to formulate, manufacture, fill, label, ship and store Oxytrex™.

Formulation Agreement

In December 2002, we entered into an exclusive, worldwide licensing agreement with Durect Corporation. Under this agreement, Durect will formulate certain oral opioid drugs into long-acting formulations. We have exclusive worldwide rights to develop and commercialize these opioid drugs formulated with Durect's proprietary technology. We paid Durect an undisclosed upfront fee and will make milestone payments based upon achievement of certain technical, clinical or regulatory milestones. We will fund certain formulation activities performed by Durect and will pay Durect royalties on sales on products from the agreement. We can terminate the agreement without cause and Durect can terminate the agreement under certain circumstances.

Technology Overview

According to the current understanding of pain mediation, opioid painkillers produce their pain relieving effect by activating an inhibitory pathway in the nervous system. Inhibitory pathways inhibit the transmission of pain signals into the brain. Scientists at Albert Einstein College of Medicine have published results suggesting that opioids also stimulate an excitatory pathway in the nervous system. The excitatory pathway partially counteracts pain inhibition and is believed to be a major cause of adverse side effects associated with opioid use, including the development of tolerance and addiction. In vitro studies on isolated nerve cells have helped researchers detect and analyze the unique properties of the inhibitory and excitatory pathways. At the normal clinical doses, the activation of the excitatory pathway was previously undetected probably due to masking by the inhibitory pathway.

Published results suggest that the selective blockade of the excitatory pathway promotes the pain relieving potency of morphine in mice by blocking the excitatory pain-enhancing effect. In addition, preclinical studies have demonstrated that co-treatment with a very low dose of an opioid antagonist, such as naloxone or naltrexone, preferentially blocks the excitatory pathway over the inhibitory pathway, thereby enhancing morphine's ability to inhibit pain.

We believe that the excitatory pathway plays an important role in modulating the adverse side effects of opioid use. After repeated administration of morphine or other opioid painkillers, increasing doses of opioids are required in order to obtain the same level of pain relief, a process known as tolerance. If chronic opioid treatment is terminated abruptly, withdrawal symptoms rapidly appear. Continued administration of opioids prevents the appearance of withdrawal symptoms, at which point a patient is considered dependent. Published results also show that tolerance and dependence in mice are due to sustained activation of the excitatory pathway, and that tolerance and dependence can be prevented by co-administration of low-dose naltrexone, a pure opioid antagonist. At very low concentrations, we believe such opioid antagonists preferentially block excitatory pathways. These results provided the rationale for our human clinical trials.

Optimal dose ratios of low-dose opioid antagonist to opioid painkiller depend on their specific pharmacology and the mode of administration. Published preclinical and clinical dose response studies provide guidance in formulating optimal ratios of low-dose opioid antagonist to opioid painkiller for clinical development.

Upon our formation in May 1998, we licensed our technology from Albert Einstein College of Medicine. We have a worldwide exclusive license to the technology and all intellectual rights arising from the technology. Our license rights terminate upon the expiration of the patents used to protect the technology, which are scheduled to expire no earlier than September 2012. Pursuant to the terms of the license, we paid Albert Einstein College of Medicine a one time licensing fee and are required to pay clinical milestone payments and royalties based on a percentage of net drug sales. If a product is combined with a drug or other substance for which we are paying an additional royalty, the royalty that we pay to Albert Einstein College of Medicine will be reduced by one-half of the amount of such additional royalty.

Albert Einstein College of Medicine originally received grants from the U.S. federal government to research some of the technology that we license. The terms of these grants provide the U.S. federal government with a non-exclusive, non-transferable paid-up license to practice inventions made with federal funds. Thus, our licenses are non-exclusive to the extent of the U.S. government's license. If the U.S. government exercises its rights under this license, it could make use of the same technology that we license and the size of our potential market could thereby be reduced.

We seek to protect our technology by, among other methods, filing and prosecuting U.S. and foreign patents and patent applications with respect to our technology and products and their uses. The issued patents are scheduled to expire no earlier than September 2012. We plan to prosecute and defend our patent applications, issued patents and proprietary information. Our competitive position and potential future revenues will depend in large part upon our ability to protect our intellectual property from challenges and to enforce our patent rights against potential infringers. If our competitors are able to successfully challenge the validity of our patent rights, based on the existence of prior art or otherwise, they would be able to market products that contain features and clinical benefits similar to those of our products, and demand for our products could decline as a result.

The focus of our patent strategy is to secure and maintain intellectual property rights to technology for the following categories of our business:

- the clinical use of a low-dose opioid antagonist, either alone or in combination with an opioid painkiller, for pain management and opioid and other addiction;
- the use of a low-dose opioid antagonist to render opioid-based anesthesia products, such as fentanyl or fentanyl analogs, more effective; and
- the clinical use of a low-dose opioid antagonist, either alone or in combination with any opioid painkiller, for the treatment of other conditions.

In January 2003, the U.S. Patent and Trademark Office disclosed that a law firm for an unidentified third party filed requests for an Ex Parte Reexamination related to certain claims on patents we exclusively licensed from Albert Einstein College of Medicine. An adverse outcome of the reexamination process could result in loss of claims of these patents that pertain to certain drugs we have currently under development.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of pharmaceuticals and in our ongoing research and development activities.

All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations also govern or impact upon the manufacturing, safety, labeling, storage, record keeping and marketing of our products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require us to spend substantial resources. Regulatory approval, when and if obtained, may be limited in scope which may significantly limit the indicated uses for which our products may be marketed. Further, approved drugs, as well as their manufacturers, are subject to ongoing review and discovery of previously unknown problems with such products which may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Applicable FDA regulations treat our combination of opioid painkillers, such as oxycodone, and low-dose opioid antagonists, such as naltrexone, as new drugs and require the filing of a New Drug Application, or NDA, and approval by the FDA prior to commercialization in the United States. Our clinical trials seek to demonstrate that an opioid painkiller/low-dose opioid antagonist combination produces greater beneficial effects than either drug alone.

The Drug Approval Process

We will be required to complete several activities before we can market any of our drugs for human use in the United States, including:

- preclinical studies;
- submission to the FDA of an IND which must become effective before human clinical trials commence;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate;
- submission to the FDA of an NDA; and
- FDA approval of the NDA prior to any commercial sale or shipment of the drug.

Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety of the product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice, or GLP regulations. We submitted the results of preclinical tests to the FDA as part of our INDs prior to commencing clinical trials. We may be required to conduct additional toxicology studies concurrently with the clinical trials.

Based on preclinical testing, an IND is filed with the FDA to begin human testing of the drug. The IND becomes effective if not rejected by the FDA within 30 days. The IND must indicate the results of previous experiments, how, where and by whom the new studies will be conducted, the chemical structure of the compound, the method by which it is believed to work in the human body, any toxic effects of the compound found in the animal studies and how the compound is manufactured. All clinical trials must be conducted in accordance with Good Clinical Practice, or GCP, regulations. In addition, an Institutional Review Board, or IRB, generally comprised of physicians at the hospital or clinic where the proposed studies will be conducted, must review and approve the IND. The IRB also continues to monitor the study. We must submit progress reports detailing the results of the clinical trials to the FDA at least annually. In addition, the FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical trials are typically conducted in three sequential phases that may overlap. Phase I tests typically take approximately one year to complete. The tests study a drug's safety profile, and may include the safe dosage range. The Phase I clinical studies also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and the duration of its action. In addition, we may, to the extent feasible, assess pain relief in our Phase I trials. In Phase II clinical trials, controlled studies are conducted on volunteer patients with the targeted disease or condition. The primary purpose of these tests is to evaluate the effectiveness of the drug on the volunteer patients as well as to determine if there are any side effects. These studies may be conducted concurrently with Phase I clinical trials. In addition, Phase I/II clinical trials may be conducted to evaluate not only the efficacy of the drug on the patient population, but also its safety. During Phase III clinical trials, the drug is studied in an expanded patient population and in multiple sites. Physicians monitor the patients to determine efficacy and to observe and report any reactions that may result from long-term or expanded use of the drug.

The FDA publishes industry guidelines specifically for the clinical evaluation of painkillers. We rely in part on these guidelines to design a clinical strategy for the approval of each of our product candidates. In particular, FDA guidelines recommend that we demonstrate efficacy of our new painkillers in more than one clinical model of pain. Acceptable clinical models of pain include post-operative pain, and various types of trauma and arthritis pain. Since models differ in their pain intensity and their sensitivity to detect pain, we expect to complete several Phase II studies in multiple clinical models of pain. Upon a clear demonstration of the safety and efficacy of painkillers in multiple clinical models of pain, the FDA has historically approved painkillers with broad indications. Such general purpose labeling often takes the form of "for the management of moderate to severe pain."

We may not successfully complete Phase I, Phase II or Phase III testing within any specified time period, or at all, with respect to any of our product candidates. Furthermore, we or the FDA may suspend clinical trials at any time in response to concerns that participants are exposed to an unacceptable health risk.

After the completion of clinical trials, if there is substantial evidence that the drug is safe and effective, an NDA is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including data from the clinical trials. NDAs are often over 100,000 pages in length.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting a NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Federal Food, Drug and Cosmetic Act, the FDA has 365 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter, or an approvable letter which usually contains a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

If the FDA approves the NDA, the drug becomes available for physicians to prescribe. Periodic reports must be submitted to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional post marketing studies, or Phase IV studies, to evaluate long-term effects of the approved drug.

Other Regulatory Requirements

The FDA mandates that drugs be manufactured in conformity with current GMPs. If the FDA approves any of our product candidates we will be subject to requirements for labeling, advertising, record keeping and adverse experience reporting. Failure to comply with these requirements could result, among other things, in suspension of regulatory approval, recalls, injunctions or civil or criminal sanctions. We may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the

Environmental Protection Act, the Clean Air Act, national restrictions on technology transfer, and import, export, and customs regulations. In addition, any of our products that contain narcotics will be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescribing procedures. It is possible that any portion of the regulatory framework under which we operate may change and that such change could have a negative impact on our current and anticipated operations.

The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Any of our product candidates that contain a scheduled substance will be subject to regulation by the DEA.

Competition

Our success will depend, in part, upon our ability to achieve market share at the expense of existing and established and future products in the relevant target markets. Existing and future products, therapies, technological approaches or delivery systems will compete directly with our products. Competing products may provide greater therapeutic benefits for a specific indication, or may offer comparable performance at a lower cost. Companies that currently sell generic or proprietary opioid formulations include but are not limited to Roxane Laboratories, Purdue Pharma, Janssen Pharmaceutica, Abbott Laboratories, Cephalon, Endo Pharmaceuticals, Elkins-Sinn, Watson Laboratories, Ortho-McNeil Pharmaceutical and Forest Pharmaceuticals. Alternative technologies are being developed to increase opioid potency, as well as alternatives to opioid therapy for pain management, several of which are in clinical trials or are awaiting approval from the FDA.

We compete with fully integrated pharmaceutical companies, smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have opioid painkiller products already approved by the FDA or in development and operate larger research and development programs in these fields than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have substantially greater financial resources than we do, as well as significantly greater experience in:

- developing drugs;
- undertaking preclinical testing and human clinical trials;
- obtaining FDA and other regulatory approvals of drugs;
- formulating and manufacturing drugs; and
- launching, marketing, distributing and selling drugs.

Developments by competitors may render our product candidates or technologies obsolete or non-competitive.

Employees

As of December 31, 2002, we had approximately 30 employees. We engage consultants from time to time to perform services on a per diem or hourly basis.

Available Information

We file electronically with the Securities and Exchange Commission (or SEC) our Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The public may read or copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on our website on the World Wide Web at http://paintrials.com, by contacting the Investor Relations Department at our corporate offices by calling 650-824-8200 or by sending an e-mail message.

Item 2. *Properties*

We currently lease approximately 10,500 square feet of space in South San Francisco, California, which is used as general office space. We believe that this facility will be adequate and suitable for our current needs.

Item 3. *Legal Proceedings*

We are not a party to any legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock is quoted on the Nasdaq National Market under the symbol "PTIE". Prior to this time, there was no public market for our stock. The following table sets forth the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

	Sale Price	
	High	Low
Fiscal 2002:		
First Quarter	$10.61	$7.46
Second Quarter	$12.12	$6.10
Third Quarter	$10.00	$3.86
Fourth Quarter	$ 4.76	$2.00
Fiscal 2001:		
First Quarter	$15.75	$6.75
Second Quarter	$10.94	$5.40
Third Quarter	$ 8.24	$5.91
Fourth Quarter	$ 9.25	$5.30

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and have not and do not anticipate paying any cash dividends in the foreseeable future. As of February 28, 2003 there were 89 holders of record of our common stock. On July 19, 2000, we completed our initial public offering (the "IPO") pursuant to a Registration Statement on Form S-1 (File No. 333-32370). In the IPO, we sold an aggregate of 5,750,000 shares of common at $12.00 per share and we received approximately $62,939,000, after deducting underwriting discounts and commissions and other expenses. From the time of receipt through December 31, 2002 the net proceeds from the initial public offering were used for research and development activities, capital expenditures, working capital and other general corporate purposes. As of December 31, 2002, $50.1 million of the proceeds remained available and were invested in money market and checking funds.

The following table summarizes the securities authorized for issuance under our equity compensation plans as of December 31, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders	3,993,629	$6.15	1,645,295
Equity compensation plans not approved by stockholders	—	—	—
Total	3,993,629	$6.15	1,645,295

Item 6. ***Selected Financial Data (in thousands except per share data)***

	Years Ended December 31,				May 4, 1998 (inception) through December 31,	May 4, 1998 (inception) through December 31,
	2002	2001	2000	1999	1998	2002
Statement of operations data:						
Research and development expense	$ 11,396	$ 11,668	$ 12,596	$ 3,967	$ 300	$ 39,927
General and administrative expense	5,523	5,648	7,710	693	123	19,697
Total operating expenses	16,919	17,316	20,306	4,660	423	59,624
Operating loss	(16,919)	(17,316)	(20,306)	(4,660)	(423)	(59,624)
Interest income	994	2,979	2,826	160	34	6,993
Net loss	(15,925)	(14,337)	(17,480)	(4,500)	(389)	(52,631)
Return to series C preferred stockholders for beneficial conversion feature	—	—	(14,231)	—	—	(14,231)
Loss available to common stockholders	$(15,925)	$(14,337)	$(31,711)	$(4,500)	$ (389)	$(66,862)
Basic and diluted loss per share	$ (0.59)	$ (0.57)	$ (2.33)	$ (1.35)	$(0.39)	
Weighted average shares used in computing basic and diluted loss per share	27,039	25,332	13,635	3,345	986	

	December 31,				
	2002	2001	2000	1999	1998
Balance sheet data:					
Cash and cash equivalents	$50,091	$65,274	$78,927	$9,340	$2,334
Working capital	48,146	63,195	77,320	9,096	2,264
Total assets	53,325	68,136	81,147	9,441	2,383
Total liabilities	3,101	2,519	2,452	301	108
Series B redeemable convertible preferred stock	—	—	—	9,704	—
Series A convertible preferred stock	—	—	—	3	3
Stockholders' equity (deficit)	50,224	65,616	78,695	(563)	2,275

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This discussion and analysis should be read in conjunction with our financial statements and accompanying notes included elsewhere in this report. Operating results are not necessarily indicative of results that may occur in future periods.

This document contains forward-looking statements that are based upon current expectations that are within the meaning of the Private Securities Reform Act of 1995. It is the Company's intent that such statements be protected by the safe harbor created thereby. Forward-looking statements involve risks and uncertainties and our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Examples of such forward-looking statements include, but are not limited to: statements about future operating losses and anticipated operating and capital expenditures; statements about the potential benefits of our drug candidates; statements relating to the timing or anticipated results of our clinical development of its drug candidates; the size of the potential market for our products, upcoming announcements by the Company; statements relating to the utility of our intellectual property; statements about expected future sources of revenue and capital; statements about potential competitors or products; statements about future market acceptance of our drug candidates; statements about expenses increasing substantially or fluctuating; statements about future expectations regarding trade secrets, technological innovations, licensing agreements and outsourcing of certain business functions; statements about future non-cash charges related to option grants; statements about anticipated hiring; statements about the sufficiency of our current resources to fund our operations over the next twelve months; statements about increasing cash requirements; statements about future negative operating cash flows; statements about fluctuations in our operating results; statements about potential additional applications of our technology; and statements about development of our internal systems and infrastructure.

Such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company's drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug candidates that could slow or prevent product approval (including the risk that current and past results of clinical trials are not indicative of future results of clinical trials), the uncertainty of patent protection for the Company's intellectual property or trade secrets, potential infringement of the intellectual property rights or trade secrets of third parties and the Company's ability to obtain additional financing if necessary. In addition such statements are subject to the risks and uncertainties discussed in the "Risk Factors" section and elsewhere in this document.

Overview

Pain Therapeutics, Inc. is developing a new generation of opioid painkillers with improved clinical benefits. We believe our drugs will offer enhanced pain relief or reduced tolerance/physical dependence or addiction potential compared to existing opioid painkillers. We conduct our research and development programs through a combination of internal and collaborative programs. We rely on arrangements with universities, contract research organizations and clinical research sites for a significant portion of our product development efforts.

Our lead product candidate is Oxytrex™, a next generation version of immediate release oxycodone. In the second quarter of 2003 we plan to complete enrollment of patients and announce results from a 21-day Phase II study of Oxytrex™ in patients with severe osteoarthritic pain and initiate a Phase III clinical trial to examine the safety and efficacy of Oxytrex™ in patients with severe chronic low-back pain. We have several other opioid painkillers in various stages of clinical testing.

We have yet to generate any revenues from product sales. We have not been profitable and, since our inception through December 31, 2002, we have incurred a cumulative deficit of approximately $52.6 million. These losses have resulted principally from costs incurred in connection with research and development activities, including costs of preclinical and clinical trials as well as clinical supplies associated with our product candidates, salaries and other personnel related costs, including the amortization of deferred compensation associated with options granted to employees and non-employees, and general corporate expenses. Our operating results may fluctuate substantially from period to period as a result of the timing and enrollment rates of clinical trials for our product candidates and our need for clinical supplies.

We expect to incur significant additional operating losses for the next several years. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

- continue to undertake preclinical and clinical trials for our product candidates;
- seek regulatory approvals for our product candidates;
- develop, formulate, manufacture and commercialize our drugs;
- implement additional internal systems and develop new infrastructure;
- acquire or in-license additional products or technologies, or expand the use of our technology;
- maintain, defend and expand the scope of our intellectual property; and
- hire additional personnel.

Product revenue will depend on our ability to receive regulatory approvals for, and successfully market, our product candidates. In the event that our development efforts result in regulatory approval and successful commercialization of our product candidates, we will generate revenue from direct sales of our products and/or, if we license our products to future collaborators, from the receipt of license fees and royalties from licensed products.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and interest income in our financial statements and accompanying notes. On an on-going basis, we evaluate our estimates, including those related to contract agreements, research collaborations and investments. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following items in our financial statements require significant estimates and judgments:

- *Expenses for clinical trials.* Expenses for clinical trials are incurred from planning through patient enrollment to reporting of the underlying data. We estimate expenses incurred for clinical trials that are in process based on patient enrollment and based on clinical data collection and management. Costs that are associated with patient enrollment are recognized as each patient in the trial completes enrollment. Costs that are based on clinical data collection and management are recognized based on estimates of unbilled goods and services received. In the event of early termination of a clinical trial, we accrue an amount based on estimates of the remaining non-cancelable obligations associated with winding down the trial.
- *Stock based compensation.* We use the intrinsic-value method of accounting for stock based awards granted to employees in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Accordingly, we would recognize compensation expense in our financial statements in connection with stock options granted to employees with exercise prices less than fair value at the time the stock option is granted. We record stock based compensation expense for non-employees at the fair value of the options granted in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") and Emerging Issues Task Force No. 96-18 ("EITF 96-18"). The fair value of options granted to non-employees is estimated using a Black-Scholes option valuation model. The model considers a number of factors, including the market price and volatility of our common stock at the date of measurement. We periodically re-measure the compensation expense for options granted to non-employees as the underlying options vest. The compensation expense related to all grants is being

amortized using the graded vesting method, in accordance with SFAS 123, EITF 96-18 and FASB Interpretation No. 28, over the vesting period of each respective stock option, generally four years. The graded vesting method results in expensing approximately 57% of the total award in year one, 26% in year two, 13% in year three and 4% in year four.

Results of Operations

Years Ended December 31, 2002 and 2001

Research and Development

Research and development expense consists primarily of drug development work associated with our product candidates, including costs of preclinical, clinical trials, clinical supplies and related formulation and design costs and salaries and other personnel related expenses, as well as non-cash stock based compensation. Research and development expense was $11.4 million for the year ended December 31, 2002 compared to $11.7 million in the year ended December 31, 2001. The $0.3 million decrease from year-to-year was primarily due to a decrease in non-cash stock based compensation. At December 31, 2002 our research and development activities were primarily related to Oxytrex™. In the fourth quarter of 2002, we initiated a 21-day, multi-dose safety study for Oxytrex™. We expect research and development expenses to increase significantly over the next several years as we expand our development efforts and as our product candidates progress through various stages of clinical trials including a Phase III trial of Oxytrex™. This increase may fluctuate from period to period due to the timing and scope of these activities.

General and Administrative

General and administrative expenses were $5.5 million for the year ended December 31, 2002 compared to $5.6 million for the year ended December 31, 2001. General and administrative expense consists primarily of compensation, facilities expenses and other general corporate expenses as well as non-cash stock based compensation. The year-to-year decrease of $0.1 million was primarily due to a decrease in non-cash stock based compensation, partially offset by increases in depreciation and general corporate expenses. We expect general and administrative expense to increase in future years in support of increased research and development or general corporate activities.

Non-Cash Stock Based Compensation

We recognized non-cash stock based compensation expense for options granted as a component of both research and development expense and general and administrative expense totaling $0.2 million for the year ended December 31, 2002 and $1.2 million for the year ended December 31, 2001. The decrease was principally the result of the lower market price of our common stock during 2002 as compared to 2001, the impact of the reversal of previously expensed options returned to the company due to employee turnover as well as the accelerated amortization methodology utilized in accordance with FIN 28.

Interest Income

Interest income decreased to $1.0 million for the year ended December 31, 2002 from $3.0 million for the year ended December 31, 2001. This decrease resulted from the lower average balances of cash and cash equivalents and to a lesser extent from the decline in interest rates during 2002.

Years Ended December 31, 2001 and 2000

Research and Development Expenses

Research and development expense was $11.7 million and $12.6 million for the years ended December 31, 2001 and 2000, respectively. The year-to-year decrease of $0.9 million was primarily due to the decrease in non-cash stock based compensation (as described below) partially offset by increases in preclinical and clinical development activities, clinical supplies and related formulation and design costs, salaries and other personnel related costs associated with increases in staff to support these activities.

General and Administrative Expenses

General and administrative expenses were $5.6 million in the year ended December 31, 2002 compared to $7.7 million in the year ended December 31, 2000. The year-to-year decrease was primarily due to a decrease in non-cash stock based compensation (as described below) partially offset by increases in salaries and other personnel related costs associated with increased staffing, consulting and professional services expenses and other general corporate expenses.

Non-Cash Stock Based Compensation

We recognized non-cash stock based compensation expense for options granted as well as restricted stock purchase agreements as components of both research and development expense and general and administrative expense totaling $1.2 million and $8.7 million for the years ended December 31, 2001 and 2000, respectively. The decrease was principally the result of the lower market price of our common stock during 2001 as compared to 2000, the accelerated amortization methodology utilized in accordance with FIN 28 and the inclusion of $2.6 million of compensation expense related to restricted stock purchase agreements in the 2000 period.

Interest Income

Interest income increased to $3.0 million for the year ended December 31, 2001 from $2.8 million for the year ended December 31, 2000. The increase resulted from higher average balances of cash and cash equivalents principally as a result of the completion of our initial public offering in July 2000, partially offset by declining interest rates in the 2001 period.

Return to Series C Preferred Stockholders for Beneficial Conversion Feature

In February 2000, we issued 3,044,018 shares of series C redeemable convertible preferred stock for $14.2 million, net of issuance costs. We determined that our series C redeemable convertible preferred stock was issued with a beneficial conversion feature. The value of the beneficial conversion feature was recognized by allocating to additional paid in capital a portion of the preferred stock, limited to the net proceeds received. As our series C redeemable convertible preferred stock was convertible into common stock at the option of the holder, at the issuance date of the preferred stock the entire $14.2 million was allocated to the intrinsic value of that feature and has been treated as a dividend and recognized as a return to the preferred stockholders for purposes of computing basic and diluted loss per share for the year ended December 31, 2000. Upon the closing of our initial public offering in July 2000, all 3,044,018 shares of our series C redeemable convertible preferred stock automatically converted into shares of common stock on a one to one basis.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through public and private stock offerings. We intend to continue to use these proceeds to fund research and development activities, capital expenditures, working capital requirements and other general corporate purposes. As of December 31, 2002, cash and cash equivalents were $50.1 million

Net cash used in operating activities was $15.5 million for the year ended December 31, 2002 compared to $12.4 million in 2001 and $7.4 million in 2000. Cash used in operating activities related primarily to the funding of operating losses partially offset by non-cash charges related to equity related compensation.

Our investing activities used cash of $7,000 in the year ended December 31, 2002 and $1.3 million in each of the years ended December 31, 2001 and 2000. Investing activities consisted of tenant improvements in conjunction with the build-out of new office space in the 2001 and 2000 periods as well as the purchases of property and equipment. We expect to continue to invest in our infrastructure to support our operations. At December 31, 2002, our cash and cash equivalents are primarily invested in money market funds.

Our financing activities provided cash of $0.3 million for the year ended December 31, 2002 compared to $0.1 million for the year ended December 31, 2001 and $78.3 million in 2000. The amount in the year 2000 consisted primarily of net proceeds of $15.2 million from the issuance of our series C redeemable convertible preferred stock in February 2000 and net proceeds of $62.9 million from our initial public offering in July 2000.

We lease approximately 10,500 square feet of general office space. In addition to office space we also lease equipment pursuant to operating leases. Our leases expire at various dates through 2010. Under the terms of all of our leases, future minimum lease payments are $0.2 million in each of the years 2003 through 2010.

We have license agreements that require us to make milestone payments upon the successful achievement of milestones, including clinical milestones. These agreements also require us to pay certain royalties to our licensors if we succeed in fully commercializing products under these license agreements. None of these potential future payments are non-cancelable as of December 31, 2002.

Since our inception we have incurred a cumulative deficit of approximately $52.6 million, including a net loss of $15.9 million in 2002, and we expect to incur significant additional operating losses for the next several years. Since inception we have used $38.2 million of cash in operating activities and $2.7 million of cash in investing activities. We expect our cash requirements to increase in the foreseeable future as we continue to undertake preclinical and clinical trials for our product candidates, including the planned initiation of a Phase III trial of Oxytrex™; seek regulatory approvals for our product candidates; develop, formulate, manufacture and commercialize our drugs; implement additional internal systems and develop new infrastructure; acquire or in-license additional products or technologies, or expand the use of our technology; maintain, defend and expand the scope of our intellectual property; and hire additional personnel. The amount and timing of cash requirements will depend on regulatory and market acceptance of our products candidates and the resources we devote to researching and developing, formulating, manufacturing, commercializing and supporting our products. We believe that our current resources should be sufficient to fund our operations for at least the next twelve months. We may seek additional future funding through public or private financing within this timeframe, if such funding is available and on terms acceptable to us.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 during 2002, which did not have any impact on the Company's financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), an interpretation of SFAS No. 5, 57, and 107 and rescission of FIN No. 34. The objective of this new guidance is to record the fair value of a guarantee at inception. Disclosures will be required for interim or annual financial statements for periods ending after December 15, 2002. The fair values of guarantees issued after December 31, 2002 must be recognized at inception. We adopted the disclosure requirements of FIN 45 in 2002, which did not have a material impact on the Company's financial position and results of operations. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date.

The consolidation requirements apply to older entities in the first fiscal year of interim period beginning after June 15, 2003. Certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a significant impact on our financial position and results of operations.

Risk Factors

You should carefully consider the following risk factors and all other information contained in this Form 10-K. Risks and uncertainties, in addition to those we describe below, that are not presently known to us, or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business, operating results and financial condition could be harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks.

Our brief operating history may make it difficult for you to evaluate the success of our business to date and to assess its future viability.

We were founded in May 1998 and are in the development stage. Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing our technology and undertaking preclinical studies and clinical trials. We have not yet demonstrated our ability to obtain regulatory approval, formulate and manufacture product or conduct sales and marketing activities. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We have a history of losses and expect to incur substantial losses and negative operating cash flows for the foreseeable future.

We have incurred net losses each year since our inception. As a result of ongoing operating losses, we had an accumulated deficit of $52.6 million as of December 31, 2002. Even if we succeed in developing and commercializing one or more of our drugs, we expect to continue to incur substantial losses for the foreseeable future, and we may never become profitable. We anticipate that our expenses will increase substantially in the foreseeable future as we:

- continue to undertake preclinical and clinical trials for our product candidates, including the planned initiation of a Phase III trial of Oxytrex™;
- seek regulatory approvals for our product candidates;
- develop, formulate, manufacture and commercialize our drugs;
- implement additional internal systems and develop new infrastructure;
- acquire or in-license additional products or technologies, or expand the use of our technology;
- maintain, defend and expand the scope of our intellectual property; and
- hire additional personnel.

We will need to generate significant revenues to achieve and maintain profitability. If we cannot successfully develop and commercialize our products, we will not be able to generate such revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the market price of our common stock.

If we cannot raise additional capital on acceptable terms, we may be unable to complete planned additional clinical trials of any or some of our product candidates.

We have funded all of our operations and capital expenditures with the proceeds from public and private stock offerings. We expect that our current cash and cash equivalents on hand will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. However, we may need to raise additional funds sooner and additional financing may not be available on favorable terms, if at all. Even if we succeed in selling additional equity or convertible debt securities to raise funds, our existing stockholders' ownership percentage would be reduced and new investors may demand rights, preferences or privileges senior to those of existing stockholders.

If we do not succeed in raising additional funds, we may be unable to complete planned clinical trials or obtain FDA approval of our product candidates, and we could be forced to discontinue product development, reduce sales and marketing efforts and forego attractive business opportunities.

If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, our regulatory submissions and our product introductions may be delayed.

We depend on independent investigators and collaborators, such as universities and medical institutions, to conduct our clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, the approval of our regulatory submissions and our introductions of new drugs will be delayed.

Our collaborators may also have relationships with other commercial entities, some of which may compete with us. If outside collaborators assist our competitors to our detriment, the approval of our regulatory submissions will be delayed and the sales from our products will be less than expected.

If we are unable to design, conduct and complete clinical trials successfully, we will not be able to submit a new drug application to the FDA.

In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application, or NDA, which demonstrates that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, as well as human tests, which are referred to as clinical trials.

We have several drug candidates in various stages of clinical testing. We are currently enrolling patients in a 21-day Phase II study of Oxytrex™ in patients with severe osteoarthritic pain. We expect to complete patient enrollment in this study in the second quarter of 2003. Clinical data from this study is expected to support further clinical studies of Oxytrex™. If clinical data from the 21-day Phase II study does not support further clinical studies of Oxytrex™, we may also elect to discontinue further development of drug candidates that utilize technology we licensed from Albert Einstein College of Medicine.

We have designed and plan to initiate in the second quarter of 2003 a Phase III clinical trial of Oxytrex™ to demonstrate the safety and efficacy of Oxytrex™ in non-malignant, documented severe chronic low back pain. In addition, in October 2002 we announced a pilot program directed at the treatment of irritable bowel syndrome with low-dose opioid antagonist. We will have to commit substantial time and additional resources to conducting further preclinical and clinical studies in several types of pain before we can submit NDAs with respect to any of our product candidates.

Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous requirements. The clinical trial process is also time consuming. Furthermore, if we or the FDA believe that participating patients are being exposed to unacceptable health risks, we will have to suspend our clinical trials. Failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon clinical trials or to repeat clinical studies.

Success in early trials may not predict success of future trials.

Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. Results of later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing.

Even if our clinical trials are completed as planned, their results may not support our product claims. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Such failure would cause us to abandon a product candidate and could delay development of other product candidates.

Clinical trial designs that were discussed and agreed upon with authorities prior to their commencement may subsequently be considered insufficient for approval at the time of application for regulatory approval.

We discuss with and obtain guidance from regulatory authorities on certain of our clinical trials. Over the course of conducting our clinical trials, circumstances may change, such as standards of safety or efficacy, that could affect regulatory authorities' perception of the adequacy of any of our trial designs. Even with successful clinical safety and efficacy data, we may be required to conduct additional, expensive trials to obtain regulatory approval.

Developments by competitors may establish standards of care that affect our ability to conduct our clinical trials as planned.

We have conducted clinical trials of our products comparing our products to both placebo and other approved drugs. Changes in standards related to clinical trial design could affect our ability to design and conduct clinical trials as planned. For example, regulatory authorities may not allow us to compare our drug to placebo in a particular clinical indication where approved products are available. In that case, both the cost and the amount of time required to conduct a trial could increase.

If we fail to obtain the necessary regulatory approvals, we will not be allowed to commercialize our drugs, and we will not generate product revenues.

Satisfaction of all regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for research and development and testing. Our research and clinical approaches may not lead to drugs that the FDA considers safe for humans and effective for indicated uses. The FDA may require us to conduct additional clinical testing, in which case we would have to expend additional time and resources. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

- delay commercialization of, and product revenues from, our product candidates;
- impose costly procedures on us; and
- diminish the competitive advantages that we would otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately deny one or more of our NDAs, and we may never obtain regulatory approval for any of our product candidates. If we fail to achieve regulatory approval of any of our leading product candidates we will have fewer saleable products and corresponding product revenues. Even if we receive regulatory approval of our products, such approval may involve limitations on the indicated uses or marketing claims we may make for our products. Further, later discovery of previously unknown problems could result in additional regulatory restrictions, including withdrawal of products. The FDA may also require us to commit to perform post-approval studies, for which we would have to expend additional resources, which could have an adverse effect on our operating results and financial condition.

In foreign jurisdictions, we must receive marketing authorizations from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the aforementioned requirements and risks associated with FDA approval.

Government agencies may establish and promulgate guidelines that directly apply to us and our products that may affect the use of our drugs.

Government agencies, professional societies, and other groups may establish guidelines that apply to our drugs. These guidelines could address such matters as usage and dose, among other factors. Application of such guidelines could mitigate the use of our drugs.

If physicians and patients do not accept and use our drugs, we will not achieve sufficient product revenues and our business will suffer.

Even if the FDA approves our drugs, physicians and patients may not accept and use them. Acceptance and use of our drugs will depend on a number of factors including:

- perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our drugs;
- cost-effectiveness of our drugs relative to competing products;
- availability of reimbursement for our products from government or healthcare payers; and
- effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect to rely on sales generated by our current lead product candidates for substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

If third-party manufacturers of our product candidates fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed and our costs may be higher than expected.

We have no manufacturing facilities and have limited experience in drug product development and commercial manufacturing. We lack the resources and expertise to formulate, manufacture or test the technical performance of our product candidates. We currently rely on a limited number of experienced personnel and a small number of contract manufacturers and other vendors to formulate, test, supply, store and distribute drug supplies for our clinical trials. Our reliance on a limited number of vendors exposes us to the following risks, any of which could delay our clinical trials, and, consequently, FDA approval of our product candidates and commercialization of our products, result in higher costs, or deprive us of potential product revenues:

- Contract commercial manufacturers, their sub-contractors or other third parties we rely on, may encounter difficulties in achieving the volume of production needed to satisfy clinical needs or commercial demand, may experience technical issues that impact quality, and may experience shortages of qualified personnel to adequately staff production operations.
- Our contract manufacturers could default on their agreements with us to provide clinical supplies or meet our requirements for commercialization of our products.
- The use of alternate manufacturers may be difficult because the number of potential manufacturers that have the necessary governmental licenses to produce narcotic products is limited. Additionally, the FDA must approve any alternative manufacturer of our product before we may use the alternative manufacturer to produce our supplies. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all. Our contract manufacturers and vendors may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products.
- If any third party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to such innovation.

We rely on third party commercial drug manufacturers for drug supply.

Approved third party commercial drug manufacturers may subsequently be stopped from producing, storing, shipping or testing our drug products due to their non-compliance with federal, state or local regulations. Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA and corresponding state and foreign government agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards.

Our collaborative agreements may not succeed or may give rise to disputes over intellectual property.

Our strategy to focus on drug discovery of novel drugs discovered by third parties requires us to enter into collaborative agreements from time to time. Collaborative agreements are generally complex and contain provisions that could give rise to legal disputes. Such disputes can delay the development of potential new drug products, or can lead to lengthy, expensive litigation or arbitration. Collaborative agreements often take longer to conclude and may be more expensive to conduct than originally expected. Other factors relating to collaborative agreements may adversely affect the success of our potential products, including:

- the development of parallel products by our collaborators or by a competitor;
- arrangements with collaborative partners that limit or preclude us from developing certain products or technologies;
- premature termination of a collaborative agreement; or
- failure by a collaborative partner to devote sufficient resources to the development of our potential products.

If we are unable to develop our own sales, marketing and distribution capabilities, or if we are not successful in contracting with third parties for these services on favorable terms, our product revenues could be disappointing.

We currently have no sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved by the FDA, we will either have to develop such capabilities internally or collaborate with third parties who can perform these services for us. If we decide to commercialize any of our drugs ourselves, we may not be able to hire the necessary experienced personnel and build sales, marketing and distribution operations which are capable of successfully launching new drugs and generating sufficient product revenues. In addition, establishing such operations will take time and involve significant expense.

If we decide to enter into co-promotion or other licensing arrangements with third parties, we may be unable to locate acceptable collaborators because the significant number of recent business combinations among pharmaceutical companies has resulted in a reduced number of potential future collaborators. Even if we are able to identify one or more acceptable collaborators, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

In addition, due to the nature of the market for pain management products, it may be necessary for us to license all or substantially all of our product candidates to a single collaborator, thereby eliminating our opportunity to commercialize other painmanagement products independently. If we enter into any collaborative arrangements, our product revenues are likely to be lower than if we marketed and sold our products ourselves.

In addition, any revenues we receive would depend upon the our collaborators' efforts which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, further business combinations or other factors outside of our control. Depending upon the terms of our collaboration, the remedies we have against an under-performing collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, or at all.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our products receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products are unable to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete for market share against fully integrated pharmaceutical companies or other companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have opioid painkillers already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

- developing drugs;
- undertaking preclinical testing and human clinical trials;
- obtaining FDA and other regulatory approvals of drugs;
- formulating and manufacturing drugs; and
- launching, marketing, distributing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Alternative technologies and products are being developed to improve or replace the use of opioids for pain management, several of which are in clinical trials or are awaiting approval from the FDA. In addition, companies that sell generic opioid drugs represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and partners for acquisitions, joint ventures or other collaborations.

If we are unable to protect our intellectual property our competitors could develop and market products with similar features that may reduce demand for our products.

Our success, competitive position and potential future revenues will depend in part on our ability to protect our intellectual property. If either we, Albert Einstein College of Medicine or our other collaborators fail to file, prosecute or maintain certain patents, our competitors could market products that contain features and clinical benefits similar to those of our products, and demand for our products could decline as a result. In January 2003, the U.S. Patent and Trademark Office disclosed that a law firm for an unidentified third party filed requests for an Ex Parte Reexamination related to certain claims on patents we exclusively licensed from Albert Einstein College of Medicine. An adverse outcome of the reexamination process could result in loss of claims of these patents that pertain to certain drugs we have currently under development.

We intend to file additional patent applications relating to our technology, products and processes. We may direct Albert Einstein College of Medicine or our collaborators to file additional patent applications relating to the licensed technology or we may do so ourselves. However, our competitors may challenge, invalidate or circumvent any of our current or future patents. These patents may also fail to provide us with meaningful competitive advantages.

We may become involved in expensive litigation or other legal proceedings related to our existing intellectual property rights, including patents.

We expect that we will rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of our products or know-how or require us to license such information and pay significant fees or royalties in order to produce our products.

Our technology could infringe upon claims of patents owned by others. If we were found to be infringing on a patent held by another, we might have to seek a license to use the patented technology. In that case, we might not be able to obtain such a license on terms acceptable to us, or at all. If a legal action were to be brought against us or our licensors, we could incur substantial defense costs, and any such action might not be resolved in our favor. If such a dispute were to be resolved against us, we could have to pay the other party large sums of money and our use of our technology and the testing, manufacture, marketing or sale of one or more of our proposed products could be restricted or prohibited.

Competition for qualified personnel in the pharmaceutical industry is intense, and if we are not successful in attracting and retaining qualified personnel, we could experience delays in completing necessary clinical trials and the regulatory approval process or in formulating, manufacturing, marketing and selling our potential products.

We will need to hire additional qualified personnel with expertise in clinical research, preclinical testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay area, is intense, and our search for such personnel may not be successful. Attracting and retaining qualified personnel will be critical to our success.

The DEA limits the availability of the active ingredients in our current product candidates and, as a result, our quota may not be sufficient to complete clinical trials, meet commercial demand or may result in clinical delays.

The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredients in our current product candidates, including morphine, hydrocodone and oxycodone, are listed by the DEA as Schedule II or III substances under the Controlled Substances Act of 1970. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Furthermore, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand.

Conducting clinical trials of our product candidates exposes us to expensive product liability claims and we may not be able to maintain product liability insurance on reasonable terms or at all.

The risk of product liability is inherent in the testing of medical products. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or terminate testing of one or more of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our products. We currently carry clinical trial insurance but do not carry product liability insurance. We may not be able to obtain such insurance at a reasonable cost, if at all. If our agreements with any future corporate collaborators entitle us to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise.

Our ability to generate product revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from healthcare payers.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

- government and health administration authorities;
- private health maintenance organizations and health insurers; and
- other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, health maintenance organizations and managed care organizations, are challenging the prices charged for medical products and services and/or are seeking pharmacoeconomic data to justify formulary acceptance and reimbursement practices. Government and other healthcare payers increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs, and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has or has not granted labeling approval. Third-party insurance coverage may not be available to patients for any products we discover and develop, alone or with collaborators. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our products, market acceptance of them could be limited.

Law enforcement concerns over diversion of opioids and social issues around abuse of opioids may make the regulatory approval process very difficult for our drug candidates.

Media stories regarding the diversion of opioids and other controlled substances are commonplace. Law enforcement agencies or regulatory agencies may apply policies that seek to limit the availability of opioids. Such efforts may adversely affect the regulatory approval process for our drug candidates.

Our stock price has been volatile and could experience a sudden decline in value.

Our common stock has experienced significant price and volume fluctuations and may continue to experience volatility in the future. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

- announcements of technological innovations or new commercial products by us or others;
- results of our preclinical and clinical trials;
- developments in patent or other proprietary rights by us or others;
- publicity regarding actual or potential medical results relating to products under development by us or others;
- comments or opinions by securities analysts or major stockholders;
- future sales of our common stock by existing stockholders;
- regulatory developments or changes in regulatory guidance;
- litigation or threats of litigation;
- economic and other external factors or other disaster or crises;
- the departure of any of our officers, directors or key employees;
- period-to-period fluctuations in financial results; and
- limited daily trading volume.

Volatility in the stock prices of other companies may contribute to volatility in our stock price.

The stock market in general, and the NASDAQ National Market and the market for technology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of early stage and development stage life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

The NASD and the Securities and Exchange Commission have proposed certain new rules which, if adopted in their current form, may require us to make changes to the membership of our board of directors and audit and compensation committees. If we were unable to continue to comply with the new rules within the time frame prescribed by the NASD, we could be delisted from trading on such market, and thereafter trading in our common stock, if any, would be conducted through the over-the-counter market or on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. As a consequence of such delisting, an investor would likely find it more difficult to dispose of, or to obtain quotations as to the price of, our common stock. Delisting of our common stock could also result in lower prices per share of our common stock than would otherwise prevail.

Our share ownership is concentrated, and our officers, directors and principal stockholders can exert significant control over matters requiring stockholder approval.

Due to their combined stock holdings, our officers, directors and principal shareholders (shareholders holding greater than 5% of our common stock) acting collectively may have the ability to exercise significant influence over matters requiring shareholder approval including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of the Company and may make some transactions more difficult or impossible to complete without the support of these shareholders.

Our operating results may fluctuate from quarter to quarter and this fluctuation may cause our stock price to decline.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. Factors contributing to these fluctuations include, among other items, the timing and enrollment rates of clinical trials for our product candidates, our need for clinical supplies and the re-measurement of certain deferred stock compensation. Thus, quarter-to-quarter comparisons of our operating results are not indicative of what we might expect in the future. As a result, in some future quarters our operating results may not meet the expectations of securities analysts and investors which could result in a decline in the price of our stock.

Business interruptions could limit our ability to operate our business.

Our operations as well as those of our collaborators on which we depend are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunication failures, international acts of terror and similar events. We have not established a formal disaster recovery plan and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses we may suffer. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risks*

The primary objective of our cash investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, government and non-government debt securities and/or money market funds that invest in such securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. We had no holdings of derivative financial or commodity instruments, and as of December 31, 2002 all of our cash and cash equivalents were in money market and checking funds with variable, market rates of interest.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Pain Therapeutics, Inc.

We have audited the accompanying balance sheet of Pain Therapeutics, Inc. (a development stage enterprise) as of December 31, 2002, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended and for the period from May 4, 1998 (inception) through December 31, 2002. The financial statements as of December 31, 2001, and for the period May 4, 1998 (inception) through December 31, 2001, were audited by other auditors whose report dated March 1, 2002 expressed an unqualified opinion on those statements. The financial statements for the period May 4, 1998 (inception) through December 31, 2001 include a net loss of $50,937,327. Our opinion on the statements of operation, stockholders' equity (deficit) and cash flows for the period from May 4, 1998 (inception) through December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 2001, is based solely on the report of other auditors. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors the financial statements referred to above present fairly, in all material respects, the financial position of Pain Therapeutics, Inc. (a development stage enterprise) as of December 31, 2002 and the results of its operations and its cash flows for the year then ended and for the period from May 4, 1998 (inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 18, 2003

Independent Auditors' Report

The Board of Directors and Stockholders
Pain Therapeutics, Inc.:

We have audited the accompanying balance sheets of Pain Therapeutics, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pain Therapeutics, Inc. as of December 31, 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

San Francisco, California
March 1, 2002

PAIN THERAPEUTICS, INC.
(A Development Stage Enterprise)

BALANCE SHEETS
(in thousands except share and per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,091	$ 65,274
Interest receivable	55	117
Prepaid expenses	1,101	323
Total current assets	51,247	65,714
Property and equipment, net	2,003	2,346
Other assets	75	75
Total assets	$ 53,325	$ 68,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,648	$ 2,170
Accrued compensation and benefits	273	283
Other accrued liabilities	180	66
Total liabilities	3,101	2,519
Commitments and contingencies		
Stockholders' equity		
Preferred stock; $.001 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value; 120,000,000 shares authorized; 27,200,508 and 26,837,325 shares issued and outstanding in 2002 and 2001, respectively	27	27
Additional paid-in-capital	103,254	103,595
Deferred compensation	(304)	(1,119)
Notes receivable from stockholders	(122)	(181)
Deficit accumulated during the development stage	(52,631)	(36,706)
Total stockholders' equity	50,224	65,616
Total liabilities and stockholders' equity	$ 53,325	$ 68,135

See accompanying notes to financial statements.

PAIN THERAPEUTICS, INC.
(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Years Ended December 31,			May 4, 1998 (Inception) Through December 31,
	2002	2001	2000	2002
Operating expenses:				
Research and development	$ 11,396	$ 11,668	$ 12,596	$ 39,927
General and administrative	5,523	5,647	7,710	19,697
Total operating expenses	16,919	17,315	20,306	59,624
Operating loss	(16,919)	(17,315)	(20,306)	(59,624)
Other income:				
Interest income	994	2,978	2,826	6,993
Net loss	(15,925)	(14,337)	(17,480)	(52,631)
Return to series C preferred stockholders for beneficial conversion feature	—	—	(14,231)	(14,231)
Loss available to common stockholders	$(15,925)	$(14,337)	$(31,711)	$(66,862)
Basic and diluted loss per share	$ (0.59)	$ (0.57)	$ (2.33)	
Weighted-average shares used in computing basic and diluted loss per share	27,039	25,332	13,635	

Included in research and development and general and administrative expenses are stock-based compensation expenses of $210, $1,198, $8,759 for the years ended December 31, 2002, 2001 and 2000, respectively, and $11,790 for the period from May 4, 1998 (inception) through December 31, 2002.

See accompanying notes to financial statements.

PAIN THERAPEUTICS, INC.
(A Development Stage Enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the period May 4, 1998 (inception) through December 31, 2002
(in thousands except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Notes Receivable from Stockholders	Deficit Accumulated During Development Stage	Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value					
Balance at May 4, 1998 (inception)	—	$—	—	$—	$ —	$ —	$ —	$ —	$ —
Common stock issued in June 1998 at $0.001 per share	—	—	8,500,000	9	—	—	—	—	9
Series A convertible preferred stock issued between August 1998 and October 1998 at $1.00 per share	2,659,489	3	—	—	2,637	—	—	—	2,640
Common stock issued in September 1998 at $0.10 per share for notes receivable	—	—	350,000	—	35	—	(35)	—	—
Common stock issued in September 1998 at $0.10 for cash	—	—	150,000	—	15	—	—	—	15
Net loss and comprehensive loss	—	—	—	—	—	—	—	(389)	(389)
Balance at December 31, 1998	2,659,489	3	9,000,000	9	2,687	—	(35)	(389)	2,275
Common stock issued between April and May 1999 at $0.10 per share for notes receivable	—	—	444,000	—	44	—	(44)	—	—
Issuance of common stock pursuant to exercise of stock options	—	—	1,000	—	—	—	—	—	—
Issuance of warrants in connection with lease in August 1999	—	—	—	—	34	—	—	—	34
Deferred compensation for options issued to employees	—	—	—	—	2,284	(2,284)	—	—	—
Amortization of employee deferred compensation, net of reversals	—	—	—	—	—	188	—	—	188
Compensation with respect to non-employee option grants	—	—	—	—	1,435	—	—	—	1,435
Stockholder notes receivable	—	—	—	—	—	—	5	—	5
Net loss and comprehensive loss	—	—	—	—	—	—	—	(4,500)	(4,500)
Balance at December 31, 1999	2,659,489	3	9,445,000	9	6,484	(2,096)	(74)	(4,889)	(563)
Common stock issued pursuant to initial public offering at $12.00 per share, net of issuance costs in July 2000	—	—	5,750,000	6	62,933	—	—	—	62,939
Common stock issued at $0.20 per share for notes receivable at various times during 2000	—	—	245,000	—	49	—	(49)	—	—
Issuance of common stock pursuant to exercise of stock options at various times during 2000	—	—	184,740	—	42	—	—	—	42
Issuance of warrants in connection with series C preferred stock offering in February 1999	—	—	—	—	963	—	—	—	963
Deferred compensation for options issued to employees	—	—	—	—	4,939	(4,939)	—	—	—
Amortization of employee deferred compensation, net of reversals	—	—	—	—	—	3,618	—	—	3,618
Compensation with respect to non-employee option grants	—	—	—	—	2,495	—	—	—	2,495
Compensation related to stock purchase rights	—	—	—	—	2,646	—	—	—	2,646
Issuance of common stock related to employee stock purchase plan in November 2000	—	—	4,664	—	48	—	—	—	48

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Notes Receivable from Stockholders	Deficit Accumulated During Development Stage	Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value					
Stockholder notes receivable	—	—	—	—	—	—	50	—	50
Conversion of series A convertible preferred stock to common at $1.00 per share in July 2000	(2,659,489)	(3)	2,659,489	3	—	—	—	—	—
Conversion of series B redeemable convertible preferred stock to common at $1.85 per share in July 2000	—	—	5,405,405	6	9,698	—	—	—	9,704
Conversion of series C redeemable convertible preferred stock to common at $5.00 per share in July 2000	—	—	3,044,018	3	14,229	—	—	—	14,232
Beneficial conversion feature of series C preferred stock	—	—	—	—	14,232	—	—	—	14,232
Return to series C preferred shareholders for beneficial conversion feature	—	—	—	—	(14,232)	—	—	—	(14,232)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(17,480)	(17,480)
Balance at December 31, 2000	—	—	26,738,316	27	104,526	(3,417)	(73)	(22,369)	78,694
Issuance of common stock pursuant to exercise of stock options at various times during 2001	—	—	78,635	—	50	—	—	—	50
Amortization of employee deferred compensation, net of reversals	—	—	—	—	(347)	2,298	—	—	1,951
Compensation with respect to non-employee option grants	—	—	—	—	(753)	—	—	—	(753)
Issuance of common stock related to employee stock purchase plan in May 2001 and November 2001	—	—	20,374	—	119	—	—	—	119
Stockholder notes receivable	—	—	—	—	—	—	(108)	—	(108)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(14,337)	(14,337)
Balance at December 31, 2001	—	—	26,837,325	27	103,595	(1,119)	(181)	(36,706)	65,616
Issuance of common stock pursuant to exercise of stock options during the 2002	—	—	351,278	—	140	—	—	—	140
Amortization of employee deferred compensation, net of reversals	—	—	—	—	(395)	815	—	—	420
Compensation with respect to non-employee option grants	—	—	—	—	(210)	—	—	—	(210)
Repurchase of restricted stock in August 2002	—	—	(19,480)	—	(3)	—	—	—	(3)
Issuance of common stock related to employee stock purchase plan in May 2002 and November 2002	—	—	31,385	—	127	—	—	—	127
Stockholder notes receivable	—	—	—	—	—	—	59	—	59
Net loss and comprehensive loss	—	—	—	—	—	—	—	(15,925)	(15,925)
Balance at December 31, 2002	—	$—	27,200,508	$27	$103,254	$ (304)	$(122)	$(52,631)	$ 50,224

See accompanying notes to financial statements.

PAIN THERAPEUTICS, INC
(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,			May 4, 1998 (Inception) Through December 31,
	2002	2001	2000	2002
Cash flows from operating activities:				
Net loss	$(15,925)	$(14,337)	$(17,480)	$(52,631)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	349	245	45	644
Non-cash stock based compensation	210	1,198	8,759	11,790
Non-cash expense for warrants issued	—	—	—	34
Loss on disposal of property and equipment	2	49	3	54
Changes in operating assets and liabilities:				
Interest receivable	62	329	(430)	(55)
Prepaid expenses	(778)	77	(359)	(1,101)
Other assets	—	—	(75)	(75)
Accounts payable	478	(143)	2,012	2,648
Accrued compensation and benefits	(10)	204	79	273
Other accrued liabilities	114	6	60	180
Net cash used in operating activities	(15,498)	(12,372)	(7,386)	(38,239)
Cash flows used in investing activities:				
Purchase of property and equipment	(7)	(1,342)	(1,302)	(2,701)
Cash flows from financing activities:				
Proceeds from issuance of series B redeemable convertible preferred stock, net	—	—	—	9,704
Proceeds from issuance of series C redeemable convertible preferred stock, net	—	—	15,195	15,195
Stock subscription note payments received	59	—	50	114
Proceeds from issuance of series A convertible preferred stock, net	—	—	—	2,640
Net proceeds from issuance of common stock	263	61	91	439
Proceeds from initial public offering, net	—	—	62,939	62,939
Net cash provided by financing activities	322	61	78,275	91,031
Net increase (decrease) in cash and cash equivalents	(15,183)	(13,653)	69,587	50,091
Cash and cash equivalents at beginning of period	65,274	78,927	9,340	—
Cash and cash equivalents at end of period	$ 50,091	$ 65,274	$ 78,927	$ 50,091

See accompanying notes to financial statements.

PAIN THERAPEUTICS, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

1. Business

Pain Therapeutics, Inc. is developing a new generation of opioid painkillers with improved clinical benefits. We believe our drugs will offer enhanced pain relief and reduced tolerance/physical dependence or addiction potential compared to existing opioid painkillers. If approved by the Food and Drug Administration, or FDA, we believe our proprietary drugs could replace many existing opioid painkillers commonly used to treat moderate to severe pain. The Company was incorporated in Delaware in May 1998.

In the course of our development activities, we have sustained operating losses and expect such losses to continue through the next several years. We expect our current cash and cash equivalents will be sufficient to meet our planned working capital and capital expenditure requirements for at least the next twelve months. There are no assurances that additional financing will be available on favorable terms, or at all.

Our development activities involve inherent risks. These risks include, among others, dependence on key personnel and determination of patentability and protection of our products and processes. In addition, we have product candidates that have not yet obtained Food and Drug Administration approval. Successful future operations depend on our ability to obtain approval for and commercialize these products.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Concentration of Cash Risk

We consider all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash maintained at one financial institution and money market funds.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets (generally two to five years). Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the lease term.

Impairment of Long-Lived Assets

We regularly perform reviews to determine if the carrying value of our long-lived assets is impaired. We look for facts or circumstances, either internal or external, that indicate that we may not recover the carrying value of the asset.

We measure impairment loss related to long-lived assets based on the amount by which the carrying amounts of such assets exceed their fair values. Our measurement of fair value is generally based on an analysis of the present value of estimated future discounted cash flows. We use available information and reasonable and supportable assumptions and projections. We consider the likelihood of possible outcomes and our best estimates of projected future cash flows. If necessary, we perform subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the measurement of fair value of the impaired asset. No events or changes in circumstances have occurred with respect to our long-lived assets that would indicate that an impairment analysis should have been performed.

Fair Value of Financial Instruments

Interest receivables are considered to have carrying amounts that approximate fair value because of the short maturity of these financial instruments. Notes receivable are considered to have carrying amounts that approximate fair value as they bear a market rate of interest.

Business Segments

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires an enterprise to report segment information based on how management internally evaluates the operating performance of its business units (segments). Our operations are confined to one business segment: the discovery and development of new opioid painkillers.

Expenses for clinical trials

Expenses for clinical trials are incurred from planning through patient enrollment to reporting of the underlying data. We estimate expenses incurred for clinical trials that are in process based on patient enrollment and treatment as well as on clinical data collection and management. Costs that are associated with patient enrollment are recognized as each patient in the trial completes enrollment. Costs that are based on clinical data collection and management are recognized based on estimates of unbilled goods and services received. In the event of early termination of a clinical trial, we accrue an amount based on estimates of the remaining non-cancelable obligations associated with winding down the trial.

Stock Based Compensation

We use the intrinsic-value method of accounting for stock based awards granted to employees in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Accordingly, we would recognize compensation expense in our financial statements in connection with stock options granted to employees with exercise prices less than fair value at the time the stock option is granted. We record stock based compensation expense for non-employees at the fair value of the options granted in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") and Emerging Issues Task Force No. 96-18 ("EITF 96-18"). The fair value of options granted to non-employees is estimated using a Black-Scholes option valuation model. The model considers a number of factors, including the market price and volatility of our common stock at the date of measurement. We periodically re-measure the compensation expense for options granted to non-employees as the underlying options vest. The compensation expense related to all grants is being amortized using the graded vesting method, in accordance with SFAS 123, EITF 96-18 and FASB Interpretation No. 28, over the vesting period of each respective stock option, generally four years. The graded vesting method results in expensing approximately 57% of the total award in year one, 26% in year two, 13% in year three and 4% in year four.

If we had recorded compensation cost of our stock based plans in a manner consistent with the fair value approach of SFAS No. 123, our loss and adjusted loss per share would have been increased as follows (in thousands, except per share data):

	Years Ended December 31,		
	2002	2001	2000
Loss available to common stockholders as reported	$(15,925)	$(14,337)	$(31,711)
Deduct: Total stock based employee compensation expense determined under the fair valued based method for all awards	(6,452)	(6,207)	(4,665)
Add: Total stock based employee compensation	420	1,951	3,618
Adjusted loss available to common stockholders	$(21,957)	$(18,593)	$(32,758)
Loss per share basic and diluted as reported	$ (0.59)	$ (0.57)	$ (2.33)
Adjusted loss per share basic and diluted	$ (0.81)	$ (0.73)	$ (2.40)

The weighted average fair value of stock options granted was $5.09 in 2002, $6.20 in 2001 and $5.20 in 2000.

For both employee and non-employee stock options, the weighted average fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,		
	2002	2001	2000
Employee options:			
Volatility	89%	95%	75%
Risk-free interest rates	3.8%	5.1%	5.5% to 7.1%
Expected life of option	5 years	5 years	5 years
Dividend yield	—	—	—
Non-employees options:			
Volatility	89%	95%	75%
Risk-free interest rates	3.1% to 3.8%	5.1%	5.1% to 6.3%
Expected life of option	10 years	10 years	10 years

For the 2000 Employee Stock Purchase Plan, the weighted-average fair value of purchase rights granted was $3.79 per share in 2002, $3.29 in 2001 and $6.84 in 2000 calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions

	Years Ended December 31,		
	2002	2001	2000
Volatility	89%	95%	75%
Risk-free interest rates	2.0%	5.1%	5.1%
Expected life of options	2 years	2 years	2 years
Dividend yield	—	—	—

Loss per Share

Basic loss per share is computed on the basis of the weighted-average number of shares outstanding for the reporting period. The Company has computed its weighted-average shares outstanding for all periods presented excluding those common shares issued and outstanding that remain subject to the Company's repurchase rights. Diluted loss per share is computed on the basis of the weighted-average number of common shares plus dilutive potential common shares outstanding using the treasury-stock method. Potential dilutive common shares consist of convertible preferred stock, common shares issued and outstanding subject to the Company's repurchase rights, outstanding stock options and outstanding warrants. Upon the closing of our initial public offering in July 2000, all of our convertible preferred stock automatically converted into shares of common stock on a one-to-one basis.

In all years presented we have reported a loss and therefore all common stock equivalents related to potentially dilutive securities have been excluded from the calculation of diluted loss per share because they are anti-dilutive. The following table sets forth the number of potential weighted-average shares of common stock that are in-the-money for the periods indicated but have not been included in the computation of diluted net loss per share because to do so would be anti-dilutive:

	Years Ended December 31,		
	2002	2001	2000
Preferred stock	—	—	5,615,493
Options to purchase common shares	767,250	2,352,735	1,746,160
Common stock subject to repurchase	51,453	1,639,171	4,023,228
Warrants	220,000	340,000	330,000
	1,038,703	4,331,906	11,714,881

Comprehensive Loss

We have no components of other comprehensive loss other than our net loss and, accordingly, our comprehensive loss is equivalent to our net loss for all periods presented.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the presentation in 2002.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We adopted the disclosure provision of SFAS No. 148 during 2002, which did not have any impact on the Company's financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), an interpretation of SFAS No. 5, 57, and 107 and rescission of FIN No. 34. The objective of this new guidance is to record the fair value of a guarantee at inception. Disclosures will be required for interim or annual financial statements for periods ending after December 15, 2002. The fair values of guarantees issued after December 31, 2002 must be recognized at inception. We adopted the disclosure requirements of FIN 45 in 2002, which did not have a material impact on the Company's financial position and results of operations. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The consolidation requirements apply to older entities in the first fiscal year of interim period beginning after June 15, 2003. Certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a significant impact on our financial position and results of operations.

3. Related Party Transactions

The Company had outstanding full recourse loans aggregating $122,000 and $157,000 to a former officer of the Company at December 31, 2002 and 2001, respectively. The notes bear interest at rates ranging from 4.5% to 8.0% and have maturities through January 2004. In November 2002 a former officer of the Company was retained as a consultant, receiving $28,000 for his services in 2002. In October 2001 a former officer of the Company was retained as a consultant, receiving $65,000 for his services in 2001.

4. Research and Collaboration Agreements

Albert Einstein College of Medicine

In 1998, we entered into an exclusive, worldwide license agreement with Albert Einstein College of Medicine for all patents and pending patent applications relating to low-dose opioid antagonist technology. Pursuant to the terms of the license agreement, in 1998 we paid Albert Einstein College of Medicine a one-time licensing fee, which was recognized as a research and development expense. We will pay Albert Einstein College of Medicine certain amounts upon the achievement of certain regulatory and clinical events as well as royalties based on net sales of our products.

Durect Corporation

In December 2002, we entered into an exclusive, worldwide licensing agreement with Durect Corporation. Under this agreement, Durect will formulate certain oral opioids into long-acting formulations. We have exclusive worldwide rights to develop and commercialize these opioid drugs formulated with Durect's proprietary technology. We paid Durect an undisclosed upfront fee and will make milestone payments based upon achievement of certain technical, clinical or regulatory milestones. We will fund certain formulation activities performed by Durect and will pay Durect royalties on sales of products resulting from the agreement. We can terminate the agreement without cause and Durect can terminate the agreement under certain circumstances.

5. Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2002	2001
Furniture and fixtures	$ 492	$ 492
Computers and software	230	225
Leasehold improvement	1,891	1,891
	2,613	2,608
Accumulated depreciation and amortization	(610)	(262)
Total	$2,003	$2,346

6. Redeemable Convertible Preferred Stock

In 1999 we issued 5,405,405 shares of series B redeemable convertible preferred stock at a price of $1.85 per share. In February 2000, we issued 3,044,018 shares of series C redeemable convertible preferred stock at a price of $5.00 per share. Upon the closing of our initial public offering in July 2000, all shares of our then outstanding redeemable convertible preferred stock automatically converted into shares of common stock on a one to one basis.

Return to Series C Preferred Stockholders for Beneficial Conversion Feature

In February 2000, we issued 3,044,018 shares of series C redeemable convertible preferred stock for $14.2 million, net of issuance costs. We determined that our series C redeemable convertible preferred stock was issued with a beneficial conversion feature. The value of the beneficial conversion feature was recognized by allocating to additional paid in capital a portion of the preferred stock, limited to the net proceeds received. As our series C redeemable convertible preferred stock was convertible into common stock at the option of the holder, at the issuance date of the preferred stock the entire $14.2 million was allocated to the intrinsic value of that feature and has been treated as a dividend and recognized as a return to the preferred stockholders for purposes of computing basic and diluted loss per share for the period ended December 31, 2000. Upon the closing of our initial public offering in July 2000, all 3,044,018 shares of our series C redeemable convertible preferred stock automatically converted into shares of common stock on a one to one basis.

7. Stockholders' Equity (Deficit)

Initial Public Offering of Common Stock and Conversion of Preferred Stock

In 2000, we completed an initial public offering in which we sold 5,750,000 shares of common stock at $12.00 per share. We received net proceeds from the initial public offering of approximately $62.9 million, after deducting underwriting discounts, commissions and other expenses. Upon the closing of the offering, all 11,108,922 shares of our then outstanding preferred stock automatically converted into common stock on a one to one basis.

Common Stock

Under the terms of the 1998 Stock Plan, we have granted stock purchase rights and subsequently issued shares of common stock to certain employees and non-employees in exchange for full-recourse promissory notes or cash. Such shares were issued pursuant to a restricted stock purchase agreement, which includes a repurchase option in our favor. The shares are released from our repurchase option over the original option-vesting period, which ranges from two to four years. Our repurchase option is exercisable only within 90 days following the termination of the purchaser's employment or provision of services, during which time we are able to repurchase the unvested shares at the original purchase price per share. In September 1998 we granted stock purchase rights and subsequently issued 500,000 shares of common stock at $0.10 per share in exchange for $35,000 in full-recourse promissory notes and $15,000 in cash. In February 1999 we granted stock purchase rights and subsequently issued 444,000 shares of common stock at $0.10 per share in exchange for full-recourse promissory notes. In December 1999 we granted stock purchase rights and subsequently issued 245,000 shares of common stock at $0.20 per share in exchange for $49,000 in full-recourse promissory notes. As of December 31, 2002 and 2001, 51,453 and 226,456 shares of common stock, respectively, were not vested and, therefore, were subject to repurchase by us in the event of termination of the purchaser's employment or provision of services to us.

Preferred Stock

The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges, restrictions and the number of shares constituting any series or the designation of the series.

Warrants

In June 1998, we issued a warrant to purchase 150,000 shares of series A convertible preferred stock at an exercise price of $1.00 per share to one of the holders of the series A convertible preferred stock, in consideration of such holder's advance of funds to us prior to the closing of the series A convertible preferred stock financing. The warrant expires on June 5, 2010. Upon the closing of our initial public offering in July 2000, this warrant to purchase 150,000 shares of series A convertible preferred stock was converted to a warrant to purchase the same number of common shares. The shares of common stock underlying this warrant are entitled to certain registration rights.

In August 1999, we issued a warrant to purchase 70,000 shares of common stock at an exercise price of $1.00 per share to the Company's landlord in connection with the commercial lease of the Company's previous facilities. The warrant will expire on July 19, 2005, or sooner under certain circumstances. The shares of common stock underlying this warrant are not entitled to any registration rights. The fair value of this warrant of $34,000 was estimated using a Black-Schools model and the following assumptions: estimated volatility of 60%, a risk-free interest rate of 5.27%, no dividend yield, and an expected life equal to the contractual life of 5 years. This fair value was amortized to rent expense over the related lease term.

In connection with the issuance of our series C preferred stock in February 2000, we issued a warrant to purchase 120,000 shares of common stock at $5.00 per share. The warrant will expire on February 1, 2005. The shares of common stock underlying this warrant are not entitled to any registration rights. The fair value of this warrant of $963,000 was estimated using a Black-Schools model and the following assumptions:

estimated volatility of 60%, a risk-free interest rate of 4.59%, no dividend yield, and an expected life equal to the contractual life of 5 years. The fair value was recognized as an increase to additional paid-in capital.

2000 Employee Stock Purchase Plan

In June 2000, our stockholders approved the Company's 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). A total of 500,000 shares of common stock have been reserved for issuance under the 2000 Purchase Plan, plus an annual increase equal to the lesser of (i) 500,000 shares, (ii) 1% of the initially outstanding shares of common stock on such date, or (iii) an amount determined by the Board of Directors. The 2000 Purchase Plan permits eligible participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. The purchase price of the stock is generally 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the purchase period. We have issued 56,423 shares of common stock pursuant to the 2000 Purchase Plan through December 31, 2002, leaving 443,577 shares reserved for issuance.

1998 Stock Plan

Under the 1998 Stock Plan, employees, directors and consultants ("Service Providers") may be granted options that allow for the purchase of shares of our common stock. Incentive stock options may only be granted to employees and directors. At December 31, 2002 a total of 7,000,000 of common stock were authorized for issuance under the 1998 Stock Plan. The 1998 Stock Plan allows for annual increases, beginning fiscal year 2001, in the number of common shares authorized for issuance equal to the lesser of (i) 2,000,000 shares, (ii) 5% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the Board of Directors.

The Board of Directors or a designated Committee of the Board is responsible for administration of the 1998 Stock Plan and determines the terms and conditions of each option granted, consistent with the terms of the plan. Incentive stock options may be granted under the 1998 Stock Plan at a price not less than 100% of the fair market value of the stock on the date of grant (not less than 110% of the fair market value on the date of grant in the case of holders of more than 10% of the Company's voting stock). Options granted under the 1998 Stock Plan generally expire ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Forfeited options become available for reissuance under the 1998 Stock Plan.

The 1998 Plan also provides for the automatic grant of options to purchase shares of common stock to outside directors. On the date of each annual stockholder's meeting, each outside director is automatically granted an option to purchase 25,000 shares of common stock. The term of the option is ten years, the exercise price is 100% of the fair market value of the stock on the date of grant, and the option becomes exercisable as to 25% of the shares on the anniversary of its date of grant provided the optionee continues to serve as a director on such dates.

There were no options granted during the period from May 4, 1998 (inception) through December 31, 1998.

The following table summarizes option activity under the 1998 Stock Plan:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 1999	1,295,200	$0.12
Granted	934,000	6.98
Exercised	(184,740)	0.22
Forfeited	(38,209)	3.45
Options outstanding as of December 31, 2000	2,006,251	$3.13
Granted	1,423,000	7.39
Exercised	(78,635)	0.63
Forfeited	(465,900)	2.61
Options outstanding as of December 31, 2001	2,884,716	$5.39
Granted	1,692,213	6.38
Exercised	(351,278)	0.40
Forfeited	(232,022)	6.91
Options outstanding as of December 31, 2002	3,993,629	$6.15

Shares available for grant under the 1998 Stock Plan were 1,201,718, 1,661,909 and 1,319,009 as of December 31, 2002, 2001 and 2000 respectively.

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Vested Options	Weighted Average Exercise Price
$ 0.10 - $ 1.00	557,750	6.73	$0.43	424,413	$ 0.37
$ 2.00 - $ 3.00	451,400	8.66	2.54	136,520	$ 2.00
$ 3.19 - $ 6.37	260,313	9.81	3.36	8,229	$ 3.66
$ 6.71 - $ 6.71	550,000	8.81	6.71	160,416	$ 6.71
$ 6.90 - $ 6.90	700,000	9.45	6.90	160,416	$ 6.90
$ 7.00 - $ 8.00	480,500	8.59	7.40	162,011	$ 7.46
$ 8.05 - $ 9.10	405,666	8.89	8.59	84,976	$ 8.65
$ 9.11 - $10.00	410,000	8.89	9.49	117,288	$ 9.75
$14.13 - $14.13	103,000	7.96	14.13	53,749	$14.13
$18.63 - $18.63	75,000	7.71	18.63	42,188	$18.63
$ 0.10 - $18.63	3,993,629	8.63	$6.15	1,350,206	$ 5.39

As of December 31, 2002, 2001 and 2000 there were 1,350,206, 964,840 and 409,304 fully vested and exercisable shares with a weighted average exercise price of $5.39, $3.19 and $1.47 per share, respectively.

As of December 31, 2002 a total of 1,985,295 shares were reserved for the 1998 Stock Plan, the 2000 Employee Stock Purchase Plan and for outstanding warrants.

Stock Based Compensation

We use the intrinsic-value method of accounting for stock based awards granted to employees in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Accordingly, we would recognize compensation expense in our financial statements in connection with stock options granted to employees with exercise prices less than fair value at the time the stock option is granted. We record stock based compensation expense for non-employees at the fair value of the options granted in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") and Emerging Issues Task Force No. 96-18 ("EITF 96-18"). The fair value of options granted to non-employees is estimated using a Black-Scholes option valuation model. The model considers a number of factors, including the market price and volatility of our common stock at the date of measurement. We periodically re-measure the compensation expense for options granted to non-employees as the underlying options vest. The compensation expense related to all grants is being amortized using the graded vesting method, in accordance with SFAS 123, EITF 96-18 and FASB Interpretation No. 28, over the vesting period of each respective stock option, generally four years. The graded vesting method results in expensing approximately 57% of the total award in year one, 26% in year two, 13% in year three and 4% in year four.

Compensation expense is being recognized over the vesting period for employees and the service period for non-employees in accordance with FIN No. 28. Amounts amortized to the statement of operations as compensation expense for employees were $420,000, $1,951,000 and $3,618,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Amounts amortized to the statement of operations as compensation expense for non-employees were ($210,000), ($753,000), and $2,495,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

8. Employee 401(k) Benefit Plan

In October 2001 the Company implemented a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Employees are eligible to participate in the plan the first day of the month after hire and may elect to contribute the lesser of 20% of their annual compensation or the current statutory limits under Internal Revenue Service regulations. The 401(k) plan permits the Company to make additional matching contributions on behalf of all employees. Through December 31, 2002, the Company has not made any matching contributions.

9. Income Taxes

There is no provision for income taxes because the Company has incurred losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Net operating loss carryforward	$ 16,000	$ 9,580
Research and development credits	1,090	1,429
Stock related compensation	4,680	4,613
Other	1,240	105
Total deferred tax assets	23,010	15,727
Valuation allowance	(23,010)	(15,727)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which we are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The Valuation Allowance increased by $7,283, $6,381, and $7,258 during 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $40.0 million, which expire in the years 2018 through 2022 and federal research and developments tax credits of approximately $1,600,000, which expire in the years 2018 through 2022. As of December 31, 2002, the Company had net operating loss carryforwards for state income tax purposes of approximately $40.0 million, which expire in the years 2008 through 2013 and state research and development tax credits of approximately $860,000, which do not expire.

Utilization of the Company's net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such and annual limitation could result in the expiration of the net operating loss and credits before utilization.

10. Leases and Commitments

We conduct our product research and development programs through a combination of internal and collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations, however these contracts are cancelable on thirty days notice and are largely based on services performed. We currently lease office space and equipment pursuant to non-cancelable operating leases that will expire at various dates through 2010.

Future minimum lease payments are as follows for the years ended December 31 (in thousands):

	2003	2004	2005	2006	2007	2008 and Thereafter	Total
Future minimum lease payments	$168	$169	$174	$180	$187	$562	$1,440

Rent expense under non-cancelable operating leases was $186,000, $187,000 and $150,000 for the years ended December 31, 2002, 2001, and 2000 respectively.

11. Selected Quarterly Financial Data (Unaudited) (in thousands except per share data)

	Quarters Ended			
	March 31	June 30	September 30	December 31
2002				
Net loss	$(4,026)	$(3,714)	$(3,050)	$(5,135)
Basic and diluted loss per share	$ (0.15)	$ (0.14)	$ (0.11)	$ (0.19)
2001				
Net loss	$(2,193)	$(3,084)	$(3,370)	$(5,690)
Basic and diluted loss per share	$ (0.09)	$ (0.12)	$ (0.13)	$ (0.22)

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

PART III

Item 10. ***Directors and Officers of the Registrant***

The information regarding our directors and executive officers is incorporated by reference from "Directors and Executive Officers" in our Proxy Statement for our 2003 Annual Meeting of Stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors and persons who own more than ten percent (10%) of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission, or SEC, and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent (10%) stockholders are required by Commission regulation to furnish us with copies of all Section 16(a) forms they file. We believe all of our executive officers and directors complied with all applicable filing requirements during the fiscal year ended December 31, 2002.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference from our definitive Proxy Statement referred to in Item 10 above under the heading "Executive Compensation and Other Matters."

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this Item is incorporated by reference from our definitive Proxy Statement referred to in Item 10 above where it appears under the heading "Security Ownership of Certain Beneficial Owners and Management."

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item is incorporated by reference from our definitive Proxy Statement referred to in Item 10 above where it appears under the heading "Certain Relationships and Related Transactions."

Item 14. ***Controls and Procedures***

As of December 31, 2002, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2002. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) The following documents are filed as part of this Form 10-K:

(1) *Financial Statements (included in Part II of this report):*

Report of Ernst & Young LLP, Independent Auditors

Report of KPMG LLP, Independent Auditors

Balance Sheets

Statements of Operations

Statement of Stockholders' Equity (Deficit)

Statements of Cash Flows

Notes to Financial Statements

(2) *Financial Statement Schedules:*

All financial statement schedules are omitted because the information is inapplicable or presented in the notes to the financial statements.

(3) *Exhibits:*

Exhibit Number	Description of Document
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
10.1*	Form of Indemnification Agreement between Pain Therapeutics and each of its directors and officers
10.2*	2000 Stock Plan and form of agreements thereunder
10.3*	2000 Employee Stock Purchase Plan and form of agreements thereunder
10.21**	Lease Agreement dated July 21, 2000 between the Registrant and Goss-Jewett Company of Northern California
10.4(3)	Employment Agreement, dated August 29, 2000, between Grant L. Schoenhard, Ph.D. and Pain Therapeutics
10.5(3)	Employment Agreement, dated October 23, 2001, between Nadav Friedmann, M.D., Ph.D. and Pain Therapeutics
10.6(3)	Consulting Agreement, Settlement Agreement and Mutual Release, dated October 19, 2001, between Barry Sherman, M.D. and Pain Therapeutics
10.7(3)	Note, dated April 20, 2001, between David L. Johnson and Pain Therapeutics.
10.7a*	Second Amended and Restated Investors' Rights Agreement dated as of February 1, 2000 between Registrant and the holders of its series B and series C redeemable convertible preferred stock.
10.8(3)	Agreement, dated January 31, 2002, between David L. Johnson and Pain Therapeutics
10.9(3)	Note, dated March 1, 2000, between David L. Johnson and Pain Therapeutics
23.1	Consent of KPMG LLP, Independent Certified Public Accountants
23.2	Consent of Ernst & Young LLP, Independent Auditors
24.1	Power of Attorney (see page 53)

Exhibit Number	Description of Document
99.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference from our registration statement on Form S-1, registration number 333-32370, declared effective by the Securities and Exchange Commission on July 13, 2000.

** Incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

(3) Incorporated by reference from exhibits to the Company's report on Form 10-K for the period ending December 31, 2001.

(b) *Reports on Form 8-K*

The Company did not file any reports on Form 8-K during the three months ended December 31, 2002.

(c) *Exhibits*

The exhibits listed under Item 14(a)(3) hereof are filed as part of this Form 10-K.

(d) *Financial Statement Schedules*

All financial statement schedules are omitted because the information is inapplicable or presented in the notes to the financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAIN THERAPEUTICS, INC.

By: /s/ REMI BARBIER

Remi Barbier

President, Chief Executive Officer and Chairman of the Board of Directors

Dated: March 17, 2003

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Remi Barbier and Peter S. Roddy, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ REMI BARBIER Remi Barbier	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 17, 2003
/s/ PETER S. RODDY Peter S. Roddy	Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2003
/s/ GERT CASPRITZ, PH.D. Gert Caspritz, Ph.D.	Director	March 17, 2003
/s/ NADAV FRIEDMANN, M.D., PH.D. Nadav Friedmann, M.D., Ph.D.	Chief Operating Officer and Director	March 17, 2003
/s/ MICHAEL J. O'DONNELL, ESQ. Michael J. O'Donnell, Esq.	Director and Secretary	March 17, 2003
/s/ SANFORD R. ROBERTSON Sanford R. Robertson	Director	March 17, 2003
/s/ RICHARD G. STEVENS Richard G. Stevens	Director	March 17, 2003

CERTIFICATIONS

I, Remi Barbier, Chairman of the Board of Directors, President and Chief Executive Officer of Pain Therapeutics, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Pain Therapeutics, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ REMI BARBIER

Remi Barbier,
Chairman of the Board of Directors,
President and Chief Executive Officer

Date: March 17, 2003

I, Peter S. Roddy, Chief Financial Officer of Pain Therapeutics, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Pain Therapeutics, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ PETER S. RODDY

Peter S. Roddy,
Chief Financial Officer

Date: March 17, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
10.1*	Form of Indemnification Agreement between Pain Therapeutics and each of its directors and officers
10.2*	2000 Stock Plan and form of agreements thereunder
10.3*	2000 Employee Stock Purchase Plan and form of agreements thereunder
10.21**	Lease Agreement dated July 21, 2000 between the Registrant and Goss-Jewett Company of Northern California
10.4(3)	Employment Agreement, dated August 29, 2000, between Grant L. Schoenhard, Ph.D. and Pain Therapeutics
10.5(3)	Employment Agreement, dated October 23, 2001, between Nadav Friedmann, M.D., Ph.D. and Pain Therapeutics
10.6(3)	Consulting Agreement, Settlement Agreement and Mutual Release, dated October 19, 2001, between Barry Sherman, M.D. and Pain Therapeutics
10.7(3)	Note, dated April 20, 2001, between David L. Johnson and Pain Therapeutics.
10.7a*	Second Amended and Restated Investors' Rights Agreement dated as of February 1, 2000 between Registrant and the holders of its series B and series C redeemable convertible preferred stock.
10.8(3)	Agreement, dated January 31, 2002, between David L. Johnson and Pain Therapeutics
10.9(3)	Note, dated March 1, 2000, between David L. Johnson and Pain Therapeutics
23.1	Consent of KPMG LLP, Independent Certified Public Accountants
23.2	Consent of Ernst & Young LLP, Independent Auditors
24.1	Power of Attorney (see page 53)
99.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference from our registration statement on Form S-1, registration number 333-32370, declared effective by the Securities and Exchange Commission on July 13, 2000.

** Incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

(3) Incorporated by reference from exhibits to the Company's report on Form 10-K for the period ending December 31, 2001.